SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July, 2002

TEFRON LTD.
(Translation of registrant's name into English)

28 Chida Street, Bnei-Brak, 51371 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein are the following documents sent to the shareholders of Tefron Ltd. on or about July 3, 2002:

1) Tefron 2001 Annual Report; and

2) Notice of annual general meeting of shareholders and proxy statement, dated July 3, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEFRON LTD.
(Registrant)

By: ______________________
Name: Gil Rozen
Title: Chief Financial Officer

By: ______________________
Name: Hanoch Zlotnik
Title: Controller

Date: July 2, 2002

Tefron 2001 Annual Report



The Seamless Fusion of Technology, Comfort & Fashion

Tefron

Tefron is a Hi Tech company that develops and manufactures garments that make a huge difference to the way people live, look and dress.

Committed to the fusion of advanced technology, innovation, fashion and function, the Company is one of the largest and most sophisticated players in the market for seamless intimate apparel.

Tefron's products are sold by many of the world's largest and most famous brand marketers and specialty retailers.

Financial Highlights

Year ended December 31, 2001 (In US$ thousands, except for share data)

	1997	1998	1999	2000	2001
SALES	$78,914	$97,408	$128,826	$223,602	$188,949
GROSS PROFIT	19,330	18,278	16,418	24,120	19,776
OPERATING INCOME(LOSS)	16,040	14,094	11,118	3,546	(364)
NET INCOME (LOSS)	11,620	12,003	8,002	(4,530)	(10,006)
DILUTED EARNINGS (LOSS)					
PER ORDINARY SHARE	$1.06	$0.90	$0.64	($0.36)	($0.81)
SHAREHOLDERS' EQUITY	60,416	67,488	71,957	67,475	57,588

Dear Fellow Shareholders,



2001 was an exceedingly difficult year for the global economy and was also a challenging year for Tefron. The entire market suffered and our industry was not spared. Our revenues were lower and the Company lost money. Then, as we began to sense a modest recovery, the tragedy of September 11, 2001 took place. The ultimate repercussions of this event have yet to be absorbed.

Nevertheless, we are as optimistic as ever that Tefron's best days lie ahead. We have used this opportunity to focus on our core business and our core technology. We are an innovative company that has expanded impressively and responsibly over the past five years. During this period, annual revenues have grown from less than $50 million to nearly $190 million. Moreover, our client base of leading specialty retailers and brand marketers has increased from less than half a dozen in the US to over 35 in North America, Europe and Asia. We have taken initiatives to benefit our shareholders, our customers and our employees. We recognized changes in the market and we responded.

Financial Results

Our financial results in 2001 reflected depressed market conditions, significant retrenchment among our major customers and the costs associated with longer-term streamlining and other efficiencies. The Company lost $10 million on revenues of $189 million. This compares with a net loss of $4.5 million on revenues of $224 million a year ago. Obviously, we are disappointed but encouraged by having enjoyed quarter-over-quarter improvement throughout the year and a pre-tax profit of $1.2 million in the fourth quarter.

Tefron began the industry trend towards "seamless." Today, both in terms of size and technological ability, Tefron is the most sophisticated, and one of the largest suppliers of seamless undergarments in the world. This has been achieved as part of a concentrated strategy to dominate this market. Over the years, we have invested over $150 million in machinery, plant and equipment. Our worldwide labor force also grew - from approximately 1,000 to some 3,000 in the past five years.

We are now coping with the challenges of managing that increase. We monitor returns to shareholders vigorously and are concerned by the losses incurred by the Company. Part of the profit erosion emanated from efficiency sacrifices that naturally accompany accelerated growth. We anticipated many of these, yet also hoped to reap the benefits of expansion - and earn profits -- this past year. However, when the recession started in 2001, and customers began reducing orders by as much as 50%, we reacted quickly and implemented significant strategic changes.

Restructuring Cost Basis

Given the dynamics of the industry, last year we commenced an intensive restructuring effort. Specifically, production lines have migrated gradually to countries with lower labor costs. The sewing production of bras, a new business for Tefron, and of other products, will be manufactured in Madagascar and Jordan, while our US sewing production will be moved to Honduras.

Clearly, under current circumstances, we cannot perceive growth as an end in itself. Rather, we now emphasize manufacturing efficiencies and other cost structure considerations. We have also begun screening customer needs in an ongoing effort to streamline production lines. We are making every effort to produce fewer products more effectively. This endeavor has already achieved tangible results. For example, on a quarterly basis, the Company's revenue breakeven point has been reduced from over $60 million to about $40 million. We are proud of this accomplishment and continue to strive to enhance



operational efficiencies even further. Gradual, responsible debt reduction has also become a top priority and during 2001, we lowered our debt by approximately $13 million. In 2001, we increased our operating cash flow to $15 million (from $7 million in 2000) and we expect to return to profitability in 2002.

Our Customers

Tefron has been fortunate to enjoy exceptional relationships with several of the world's leading name brand marketers. These include Victoria's Secret, The Gap, Banana Republic, Target, Warnaco/Calvin Klein, Nike, DKNY, DIM and Schiesser. As we work hand in hand with an array of blue chip customers we appreciate consumer preferences, tailor our products to the desires of the market and remain at the cutting edge of the global undergarment business.

Our Technology

Tefron has long prided itself on combining traditional manufacturing principles with state-of-the-art technological and design innovation. Our Hi-Tex division in northern Israel is the heart of our intense research & development, ensuring that users of Tefron products enjoy the ultimate in comfort, quality and durability. We deploy over 800 top-of-line Santoni machines, and have used our own in-house engineering expertise to design and build proprietary suction, humidity control and yarn carrying systems. Tefron has also introduced flexible automation to all manufacturing operations. We view the ongoing seamless revolution as the most important apparel trend and intend to remain at the vanguard of this development. Seams, particularly those that protrude and poke into the skin, lose their shape and break over repeated washings. Seamless garments invisibly and comfortably shape themselves to the body, and are far more durable.

We recently introduced our Spring/Summer 2003 collection at the Salon Lingerie 2002 event in Paris. All of our fashion breakthroughs are based on unique, and now mostly patented, adaptations of seamless technology.

Due to our emphasis on innovation, we have also begun to patent our manufacturing technologies and last November we were awarded Patent No. 6,287,168 for a series of features associated with the production of our one-piece seamless bra. The revolutionary technology enables production of a two-ply seamless bra in one single piece. Its features include the provision of stretch in desired areas while maintaining resilience in places that need firm support. This is part of our overall strategy to protect our intellectual property and leverage more effectively our intensive investments in R&D.

Our Products

Tefron manufactures boutique-quality intimate apparel including knitted briefs, tank tops, loungewear, nightwear, bras, T-shirts and bodysuits. From our trademarked SeamLace® collection to our extensive line of activewear products, we continue to innovate in both fashion and comfort. One of our key objectives in all our products is to provide great fit with invisibility, flexibility shape retention and easy-care properties. At the women's Salon Lingerie global showcase in Paris, we presented Tefron's Spring/Summer 2003 collection, which is characterized by the fusion of fashion and function in seamless intimate apparel, activewear, swimwear, shapewear, leisurewear and outerwear.

Our Facilities

Tefron now has four major manufacturing facilities, in Madagascar, Honduras, Israel and Jordan. In May, we acquired 50% of JBA Productions SA, a Madagascar intimate apparel manufacturer specializing in bra production. We can now produce relatively labor intensive, high quality bras much more cost-effectively. Moreover, just like Tefron in Israel, JBA enjoys exemptions from import quotas and customs duties in the US and Europe.

These facilities are integrated to provide the most cost-effective way to manufacture and deliver our products to market. Each facility has designated specialties to ensure that the right products are being produced at the right facility for the right cost.



Our Team

The entire team at Tefron is dedicated to providing consumers with ultimate comfort and quality and shareholders with a profit-oriented focus on future growth. We have revised the company's strategy to accommodate changing market conditions and have welcomed Gil Rozen as an important member of the Tefron management team. Gil, our new chief financial officer, joined us in December. He brings several years of financial experience to Tefron and we are delighted to have him on board.

We recognize that these are turbulent times. Both industrial and capital markets have been ruthlessly unforgiving. However, we are committed to long-term value creation for Tefron's shareholders and are confident that prudent acquisitions, efficiency maximization and fidelity to innovation will achieve that key objective. We thank our investors, our customers and our employees for their loyalty and look forward to working together to make Tefron an even stronger company in the years ahead.

Sigi Rabinowicz,

Chairman of the Board & President

June 2002

The superior comfort and smooth fit of seamless garments have considerable appeal for modern users

Seamless comfort, fit and invisibility



Tefron pioneered, pushed, developed and expanded the seamless concept in intimate apparel markets because it offered exceptionally smooth fit, comfort, invisibility and easy care properties. As seamless underwear turned into a market phenomenon, comfort, fit and invisibility increasingly moved to the top of consumer motivation-to-buy.

Tefron's seamless technologies have produced sleek, body-conforming garments: panties, bras, bodies, tank tops and many others with no unsightly seams. The superior comfort and smooth fit of seamless garments have considerable appeal for modern users who value how a garment fits, feels and moves invisibly with the body. Consumer behavior has consistently confirmed this "second-skin-wear-under-anything" appeal with exceptionally high repeat-purchases.

Many other kinds of seamless knitted garments have penetrated today's global apparel markets and in addition to briefs and bras, Tefron now produces activewear, tank tops, leisurewear, sleepwear, shapewear and swimwear.

Activewear and sportswear, offer exciting opportunities for development and expansion. Tefron's advanced technologies are poised to leverage the strengths of the latest performance yarns to produce seamless garments that offer moisture management, anti-microbial properties, enhanced comfort and fit and dynamic design.

Seamless garments continue to be the fastest growing part of the intimate apparel business

The market



The large quantities of intimate apparel sold by Tefron's customers (specialty retailers under their own private labels and major non-retail brand marketers), typically generate relatively higher gross margins. Private labels owned by store chains and non-store brand marketers currently represent some 40% of the $12 billion market for Intimate Apparel.

Seamless garments continue to be the fastest growing part of the intimate apparel business and could well account for 50% of the industry's $12 billion sales within the next ten years. Recent figures suggest that seamless intimate apparel has captured around 6% of the total market in the last five years. With the U.S. as its primary market, Tefron controls about 30% of the burgeoning market for seamless underwear.

Today's consumers demand comfort, invisibility, contemporary styling, luxurious feel, firm and gentle stretch in all directions, good shape retention and modern easy-care properties. Tefron focuses on delivering these advantages, and all its garments compliment every movement as they conform smoothly and naturally to the individual shape.

To meet the ever-changing demands of fashion, customers expect Tefron to mass-produce just about any kind of seamless garment - and on to deliver time. Facing this challenge, and armed with uniquely advanced automated manufacturing techniques, Tefron makes every effort to satisfy its customers.

The Company's client base currently includes some 35 megabrands and famous designer labels

Customer Partnerships

Tefron works in close cooperation with its customers - specialty retailers and brand marketers - combining new fibers with advanced manufacturing processes to design and produce garments that satisfy ever-changing fashion trends.

The Company's client base in 2001 includes some 35 megabrands and famous designer labels in the Americas, Europe, the Far East, India and Australia. These include Banana Republic, Calvin Klein at the Warnaco Group, DIM, Donna Karan Intimates and DKNY Underwear (both licensees at Wacoal America), The Gap, J.C.Penney, J.Crew, Lane Bryant and Express (both chains of Limited Inc.), Maidenform, Nike, Playtex Apparel at Sara Lee, Ralph Lauren intimates at Sara Lee Intimate Apparel, Schiesser, Sears Roebuck, Target, Tommy Hilfiger and Victoria's Secret.



Using the most professional marketing and promotional techniques, these global brand leaders have expanded demand for seamless apparel by adding values of fashionable aesthetics, sex appeal and unparalleled freedom of movement.

Tefron's ongoing participation in the activities of the world's foremost brand-marketers - many with the potential to expand globally - enables the Company to keep its finger on the real time pulse of global markets.

Cutting edge, proprietary technology combined with sizeable reservoirs of expertise in all the processes that follow the knitting process

Technologically advanced



How has Tefron has maintained its industry leadership position?

Cutting edge, proprietary technology combined with sizeable reservoirs of expertise in all the processes that follow the knitting process such as dying, cutting, sewing and finishing play a central role in the Company's manufacturing processes. Over the years, Tefron has fostered in-house development of new technologies and innovative labor saving and wastage-reduction production techniques. Equally important is the way the Company has harnessed technology to develop new fabrics and seamless garments that compete with traditional manufacturing processes.

Tefron's innovations, based on the most advanced knitting machines, cutting edge techniques in cut and sew procedures and the use of sophisticated yarns, have made it possible to produce a virtually unlimited range of fabrics and garments.

Tefron's Hi-Tex system consolidates nearly all production steps into a single knitting machine

The Cut-and-Sew division

Tefron's highly automated cut and sew division is equipped with state-of-the-art machinery and unique production methods. Pre-cut knitted fabric is fed into machines that sew the garments robotically, delivering seamless panties of consistent shape with perfectly symmetrical leg openings. Many procedures involving time-consuming labor have been eliminated. Robotics and computerized control enable simultaneous manufacturing functions such as stitching a label and closing an elastic waistband. Automated inspection of every stitch and cutting procedure has virtually eliminated human error and drastically reduced fabric wastage. As Tefron continues to shrink the need for sewing to an absolute minimum, its re-engineering of sewing processes turns the seaming of garments into simple feeding processes.

Hi-Tex division

Over eight hundred state-of-the-art automated circular knitting machines transform yarn into virtually complete, seamless garments.

Tefron's Hi-Tex system consolidates nearly all production steps into a single knitting machine, replacing traditional labor-intensive methods in which knitting, cutting, accessorizing and sewing functions are performed sequentially. Fabric structure and patterns, measurements, fiber specifications and brand name logos are pre-programmed. Using cotton or man-made fibers, or both, garments of any size are automatically knitted with elastic waistbands in flat fabrics or fabrics with lace effects, and mass-produced in one piece. All that is needed to complete a garment is dyeing and a minimal amount of sewing on computerized sewing machines.

Revolutionary technology enables a two-ply bra to be knitted in one single piece.

New products and processes



The one-piece seamless bra

Tefron recently received a series of patents associated with this completely seamless, single-piece bra. Revolutionary technology enables a two-ply bra to be knitted in one single piece. Product features include the ability to stretch in desired areas, while maintaining robust resilience in places that need firm support. While this quantum leap in bra technology delivers enhanced comfort, fit and style, it can be knitted very quickly, cutting lead times for mass-production by months.

Initial response to this bra has been enthusiastic. The product, which supports sizes up to a DD cup, will be on sale in the US and European stores towards the end of 2002. Tefron intends to employ the principles of this technology in product lines for active wear sportswear and swimwear.

No-Sew - Tefron's patent pending, ultrasonic bonding system

The Company's new ultrasonic bonding system eliminates the need to sew different parts of a garment together. However, the real No-Sew advantage is that it enables Tefron to produce garments with unprecedented levels of wearer-comfort.

SeamLace®

The new SeamLace® Collection involved re-engineering traditional lace designs and the use of innovative yarns in conjunction with automated machines. Tefron now reproduces traditional lace designs on its products.

No quota restrictions or tariffs.

Tefron's plants in the United States, Israel, Jordan and Madagascar give the Company important advantages including competitive access to global markets. For example, Israel and Madagascar are the only countries that enjoy free trade with the U.S., Canada, the European Community and EFTA. In addition, Israel has free trade agreements with Mexico, Turkey, Hungary, Poland and the Czech Republic. Many potential competitors are subject to quota restrictions and tariffs of between 8% and 34% on cotton underwear and garments made of man-made fibers. Tefron operates under no such liability.

Low cost, qualified manpower.

The cost of technologically advanced employees in Israel is relatively low. One third of the population over the age of 18 is university educated. Over 26% of the workforce consists of scientific, academic and other professional and technical workers, while 5% are administrative and managerial workers.

Grants and tax-breaks.

The location of the Company's manufacturing facilities in a "development area" in Northern Israel, entitles it to significant governmental investment grants and tax breaks.

Cutting labor costs and gaining know how



In early 2001, Tefron acquired a 50% stake in Madagascar-based JBA Production S.A. - a company that specializes in bra manufacturing, significantly enhancing Tefron's capacity and know how in this area of activity. JBA also provides a platform to produce labor intensive, high-quality bras more cost effectively than in Israel or Jordan. Like Israel, Madagascar enjoys free trade privileges, such as exemption from import quotas and customs duties in the United States, Canada, the EU and EFTA. JBA has approximately 500 employees and a current production capacity of approximately 20,000 units per day. Most importantly, Tefron's stake in JBA is part of a broader diversification strategy to introduce new products and expand the Company's reach into new markets.

Producing labor intensive, high-quality bras

more cost effectively

Looking forward

Customers

Tefron intends to deepen cooperation with and increase sales to existing customers; strive to maintain its principal supplier status for seamless products; develop relationships with new-high volume customers; and increasingly improve customer service.

Products

The focus will be on large production runs and products that provide higher margins. New apparel categories will be introduced.

Streamlining production

Tefron will increase automated procedures; continue to transfer labor-intensive operations to low-cost locations; strive to maximize efficiency of all production lines; re-engineer traditional products; and reduce its overall cost structure.

Some of Tefron's manufacturing systems

have virtually eliminated human error

Investing in R&D



Tefron will continue to invest in R&D, as part of its ongoing policy of developing and introducing superior technologies, techniques and products. For the past ten years, the Company's emphasis on R&D has resulted in the application of proprietary techniques that have streamlined manufacturing processes and significantly reduced the need for labor-intensive cutting and sewing. Some of these manufacturing systems have virtually eliminated human error, enabled consistent quality in the largest orders and endowed Tefron with its reputation as a reliable source for mass-produced, boutique-quality intimate apparel. The Company also continues to widen the technological gap by acquiring new patents.

All of this has turned Tefron into a major global player and enabled it to maintain and enhance its leadership of the seamless intimate apparel industry.

TEFRON LTD.

CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2001

(In thousands of dollars)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of TEFRON LTD.

We have audited the accompanying consolidated balance sheets of TEFRON LTD. (an Israeli corporation) as of December 31, 2000 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States and in Israel, including those prescribed under the Auditors' Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TEFRON LTD. as of December 31, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Luboshitz Kasierer
Arthur Andersen

Tel-Aviv, Israel.
March 25, 2002

CONSOLIDATED BALANCE SHEETS
(In thousands of dollars)

	Note	December 31, 2000	December 31, 2001
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents		$ 4,419	$ 5,078
Trade receivables, net	(4)	27,404	23,440
Other receivables	(5)	17,603	12,738
Inventories	(6)	32,997	25,122
		82,423	66,378
SEVERANCE PAY DEPOSITS	(13)	1,000	549
FIXED ASSETS	(7)		
Cost		158,892	152,672
Less - accumulated depreciation		34,060	43,229
		124,832	109,443
OTHER ASSETS			
Goodwill	(3)	50,020	48,737
Investment in investee company	(8)	-	1,297
Advance to supplier of fixed assets	(14D)	-	1,329
		50,020	51,363
Total assets		$ 258,275	$ 227,733

CONSOLIDATED BALANCE SHEETS
(In thousands of dollars)

	Note	December 31, 2000	December 31, 2001
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Short-term bank debt	(9)	$ 19,728	$ 18,675
Current maturities of long-term debt:			
Bank		8,110	22,119
Capital leases and note payable		3,117	3,358
Trade payables	(10)	25,397	20,328
Other payables and accrued expenses	(11)	11,667	8,856
		68,019	73,336
LONG-TERM LIABILITIES			
Bank loans	(12)	102,194	80,075
Capital leases and note payable	(12)	10,769	7,382
Deferred taxes	(19)	7,699	7,226
Accrued severance pay	(13)	2,119	2,126
		122,781	96,809
Total liabilities		190,800	170,145
LIENS, CONTINGENCIES AND COMMITMENTS	(14)		
SHAREHOLDERS' EQUITY	(15)		
Share capital			
Ordinary shares of NIS 1 par value:			
Authorized - 50,000,000 shares			
Issued - 13,409,566 shares		5,575	5,575
Deferred shares of NIS 1 par value:			
Authorized, Issued and outstanding - 4,500 shares		1	1
Additional paid-in capital		62,810	62,810
Retained earnings (accumulated deficit)		6,634	(3,372)
Deferred compensation		(137)	(68)
Accumulated other comprehensive income		-	50
		74,883	64,996
Less - 997,400 Ordinary shares in treasury, at cost		(7,408)	(7,408)
Total shareholders' equity		67,475	57,588
Total liabilities and shareholders' equity		$ 258,275	$ 227,733

ARIE WOLFSON — Director

YOS SHIRAN — Chief Executive Officer and Director

Date of approval of the financial statements: March 25, 2002

The accompanying notes form an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of dollars except per share data)

	Note	Year ended December 31, 1999	2000	2001
SALES	(16)	$ 128,826	$ 223,602	$ 188,949
COST OF SALES	(17)	112,408	199,482	169,173
Gross profit		16,418	24,120	19,776
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		5,300	20,574	20,140
Operating income (loss)		11,118	3,546	(364)
FINANCING EXPENSES, NET	(18)	794	10,292	9,396
		10,324	(6,746)	(9,760)
OTHER EXPENSES, NET		-	-	843
		10,324	(6,746)	(10,603)
INCOME TAX EXPENSE (BENEFIT)	(19)	2,322	(2,216)	(837)
Income (loss) after income taxes		8,002	(4,530)	(9,766)
EQUITY IN LOSSES OF AFFILIATE COMPANY		-	-	(240)
Net income (loss)		$ 8,002	$ (4,530)	$ (10,006)
EARNINGS (LOSS) PER SHARE	(20)			
Basic and diluted		$ 0.64	$ (0.36)	$ (0.81)

The accompanying notes form an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands of dollars except for share data)

	Number of Ordinary shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income	Deferred compensation	Retained earnings (accumulated deficit)	Treasury shares	Total
Balance as of January 1, 1999	12,759,566	$ 5,576	$ 62,643	$ -	$ -	$ 4,075	$ 4,806	$ 67,488
Payment in excess of carrying value (net of related tax effect) of machinery and equipment acquired from controlling shareholder (see Note 21)	-	-	-	-	-	(913)	-	(913)
Purchase of treasury shares	(347,400)	-	-	-	-	-	(2,602)	(2,602)
Net income	-	-	-	-	-	8,002	-	8,002
Balance as of December 31, 1999	12,412,166	5,576	62,643	-	-	11,164	(7,408)	71,975
Deferred compensation	-	-	167	-	(167)	-	-	-
Amortization of deferred compensation	-	-	-	-	30	-	-	30
Net loss	-	-	-	-	-	(4,530)	-	(4,530)
Balance as of December 31, 2000	12,412,166	5,576	62,810	-	(137)	6,634	(7,408)	67,475
Foreign currency translation adjustments	-	-	-	50	-	-	-	50
Amortization of deferred compensation	-	-	-	-	69	-	-	69
Net loss	-	-	-	-	-	(10,006)	-	(10,006)
Balance as of December 31, 2001	12,412,166	$ 5,576	$ 62,810	$ 50	$ (68)	$ (3,372)	$ (7,408)	$ 57,588

	Year ended December 31, 2001
Consolidated Statements of Comprehensive Income	
Comprehensive loss:	
Net loss	$ (10,006)
Foreign currency translation adjustments, net	50
	$ (9,956)

The accompanying notes form an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of dollars)

	Year ended December 31, 1999	2000	2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 8,002	$ (4,530)	$ (10,006)
Adjustments to reconcile net income (loss) to net cash provided by operating activities (see below)	3,634	11,371	25,203
Net cash provided by operating activities	11,636	6,841	15,197
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of Alba, net of cash acquired (see below)	(12,277)	-	-
Payments of liability in connection with purchase of Alba	-	(4,767)	-
Investment in fixed assets	(46,882)	(38,550)	(6,475)
Investment grants received	7,001	421	5,732
Investment in investee company	-	-	(1,487)
Proceeds from sale of fixed assets	92	45	-
Net cash used in investing activities	(52,066)	(42,851)	(2,230)
CASH FLOWS FROM FINANCING ACTIVITIES			
Receipt of long-term bank loans	39,300	22,628	-
Repayment of long-term bank loans	(2,800)	(6,278)	(8,110)
Payment under capital lease	-	(2,164)	(3,146)
Purchase of treasury shares	(2,602)	-	-
Short-term bank borrowings, net	3,771	10,484	(1,052)
Net cash provided by (used in) financing activities	37,669	24,670	(12,308)
INCREASE (DECREASE) IN CASH AND CASHEQUIVALENTS	(2,761)	(11,340)	659
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	18,520	15,759	4,419
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 15,759	$ 4,419	$ 5,078
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED BY OPERATING ACTIVITIES			
Income and expenses not affecting operating cash flows:			
Depreciation and amortization	$ 7,717	$ 14,462	$ 10,944
Severance pay	151	274	458
Deferred taxes	1,657	264	(837)
Equity in loss of investee company	-	-	240
Loss on disposal of fixed assets	-	-	915
Other	(20)	63	-
Changes in operating assets and liabilities:			
Decrease (increase) in trade receivables	(6,901)	(478)	3,964
Decrease (increase) in other receivables	(2,485)	552	5,655
Decrease (increase) in inventories	(13,779)	2,147	7,875
Increase (decrease) in trade payables	15,562	(8,280)	(1,200)
Increase (decrease) in other payables	1,732	2,367	(2,811)
	$ 3,634	$ 11,371	$ 25,203

The accompanying notes form an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of dollars)

	Year ended December 31,		
	1999	2000	2001
Cash paid during the year in respect of:			
Interest, net	$ 1,607	$ 7,170	$ 10,813
Income taxes, net	$ 191	$ -	$ -
Purchase of Alba:			
Assets and liabilities at date of purchase:			
Working capital (excluding cash)	$ (7,004)	$ -	$ -
Fixed assets	(27,208)	-	-
Goodwill	(47,961)	-	-
Long-term liabilities	69,896	-	-
	$ (12,277)	$ -	$ -

The accompanying notes form an integral part of the financial statements.

Note 1 GENERAL

A. Tefron Ltd, a company organized under the laws of the State of Israel ("the Company"), and its subsidiaries are engaged in the design, manufacture and sale of knitted intimate apparel. (Regarding the business activities of Alba - Waldensian Inc. that was purchased in December 1999, see Note 3). The Company's principal market is the United States. The Company's principal shareholder is Macpell Industries Ltd. ("Macpell")(35.4%). As of December 31, 2001, the Chairman of the Board of Directors and Arie Wolfson, a director of the Company, hold in aggregate 52.7% in Macpell.

B. The accompanying financial statements have been prepared in U.S. dollars, as the currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar. The majority of sales are made in U.S. dollars, as are a significant portion of purchases of materials and fixed assets. Thus, the functional currency is the U.S. dollar.

Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into U.S dollars in accordance with principles set forth in Statement of Financial Accounting Standards ("SFAS") No. 52 of the Financial Accounting Standards Board of the United States ("FASB"). Accordingly, items have been remeasured as follows:

Monetary items - at the current exchange rate at the balance sheet date.

Nonmonetary items - at historical exchange rates.

Income and expense items - at exchange rates current as of the date of recognition of those items (excluding depreciation and other items deriving from nonmonetary items).

Exchange gains and losses from the aforementioned remeasurement (which are immaterial for all reported periods) are reflected in the statement of operations.

The representative rate of exchange at December 31, 2001 was U.S.$1.00 = 4.416 New Israeli Shekels ("NIS"), (December 31, 2000 and 1999 - NIS 4.041 and 4.153, respectively).

C. The percentage of sales to two principal customers in the United States was 71%, 53% and 53% in the years 1999, 2000 and 2001 respectively. The Company's arrangements with its customers do not contain minimum purchase requirements and there can be no assurance that the principal customers will continue to purchase the Company's products in the same volumes or on the same terms as they have done in the past. A material decrease in the quantity of purchases made by the principal customers or a material adverse change in the terms of such purchases could have a material adverse effect on the Company's results of operations.

D. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in conformity with generally accepted accounting principles in the United States. The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are:

A. Principles of Consolidation

The consolidated financial statements include the accounts of the Company and those of its wholly-owned subsidiaries. The Company's significant subsidiaries are Hi-Tex Founded by Tefron Ltd. ("Hi-Tex"), which commenced operations in 1997, Alba-Waldensian, Inc. ("Alba"), which was purchased in December 1999 (see Note 3), New-Net Industries Ltd. ("New-Net") and New-Pal Ltd. ("New-Pal"), which commenced operations in April 1999. Material intercompany balances and transactions have been eliminated in consolidation.

B. Cash and Cash Equivalents

All highly liquid investments with an original maturity of three months or less are considered cash equivalents. The Company places its cash investments with high quality financial institutions and accordingly its credit risk is limited.

C. Inventories

Inventories are valued at the lower of cost or market. Cost is determined as follows:

Raw materials, accessories and packaging materials	-	"First-in, first-out" method.
Work - in - progress and finished goods	-	Materials as above and manufacturing expenses by the average cost method.

D. Fixed Assets

Fixed assets are stated at cost net of investment grants. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the lease, including renewal options, or the useful lives of the assets, whichever is shortest.

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of any asset to future (undiscounted) net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets held for disposal are reported at the lower of the carrying amount or fair value less costs to sell. Regarding recently issued accounting pronouncements (see N. below).

E. Goodwill

Goodwill represents the excess of cost of business assets acquired over their fair value and is being amortized on the straight-line method over 40 years. The Company periodically reviews the value of its goodwill to determine if an impairment has occurred. The Company measures the potential impairment of recorded goodwill by the undiscounted value of expected future operating cash flows in relation to its net capital investment. Based on its review, the Company does not believe that an impairment of its goodwill has occurred. Regarding recently issued accounting pronouncements (see N. below).

F. Investment in Investee Company

Investments in 20% to 50% owned companies in which the Company has the ability to exercise significant influence over operating and financial policies are accounted for using the equity method.

G. Revenue Recognition

Revenue from sales of products is recognized upon shipment.

H. Fair Value of Financial Instruments

The fair value of financial instruments closely approximates their carrying value.

I. Deferred Taxes

Deferred taxes are calculated using the liability method at rates expected to be in effect when the liability is settled (or the benefit is realized).

J. Earnings Per Share

Earnings per share is computed based on the weighted average number of Ordinary shares outstanding and excludes any potential dilution. Diluted earnings per share reflects potential dilution from exercise of options or warrants into Ordinary shares.

K. Stock-Based Compensation

The FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation, in October 1995. This accounting standard permits the use of either a fair value based method of accounting or the method prescribed in Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees" to account for stock-based compensation arrangements. In accordance with APB 25 deferred compensation is recorded if there is a difference between the exercise price and the fair market value of the ordinary share on the date of the grant. Companies that elect to employ the method prescribed by the APB 25, are required to disclose the pro forma net income (loss) that would have resulted from the use of the fair value based method. The Company has elected to account for its share - based compensation arrangements under the provisions of APB 25, including the FASB issued Interpretation No. 44, Accounting for Certain Transaction Involving Stock Compensation - an interpretation of APB Opinion No. 25, and accordingly, has included in Note 15B the pro forma disclosures required under SFAS No. 123.

L. Allowance for Doubtful Accounts

The allowance for doubtful accounts is computed for specific accounts the collectibility of which is doubtful based upon management's estimate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars, except for share data)

M. Derivative Financial Instruments

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities".

The Company's derivative financial instruments consist of foreign currency forward exchange and option contracts. These contracts are utilized by the Company, from time to time, to manage risk exposure to movements in foreign exchange rates. None of these contracts have been designated as hedging instruments. These contracts are recognized as assets or liabilities on the balance sheet at their fair value, which is the estimated amount at which they could be settled based on market prices or dealer quotes, where available, or based on pricing models. Changes in fair value are recognized currently in earnings.

The adoption of SFAS No. 133 had no material impact on reported earnings for the year ended December 31, 2001.

N. Recently Issued Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. All other intangible assets will continue to be amortized over their estimated useful lives. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt SFAS 142 effective January 1, 2002. The Company is currently evaluating the effect that adoption of the provisions of SFAS 142 that are effective January 1, 2002, will have on its results of operations and financial position. Management estimates that the adoption of these provisions could result in a significant impairment of goodwill. (see Note 3).

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). Although SFAS 144 supersedes FASB Statement No. 121, it retains the requirements of SFAS 121 regarding recognition of impairment loss for long-lived assets to be held and used (based on undiscounted cash flows) and resolves certain implementation issues. Also, the accounting model used in SFAS 121 for long-lived assets to be disposed of by sale (lower of carrying amount or fair value less cost to sell) is broadened by SFAS 144 to include discontinued operations and supersedes APB Opinion No. 30. Therefore, discontinued operations will no longer be measured on a net realizable value basis and future operating losses will no longer be recognized before they occur. SFAS 144 also broadens the presentation of discontinued operations to include a component of an entity (rather than a segment of a business). The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those years. The Company believes that the adoption of SFAS 144 will not have a material impact on the Company's financial statements.

Note 3 GOODWILL

On December 13, 1999, AWS Acquisition Corp. ("AWS"), a wholly-owned subsidiary of Tefron U.S. Holdings Corp. ("Holdings"), a wholly-owned subsidiary of the Company, completed its tender offer for 100% of the outstanding common stock of a U.S. company, Alba- Waldensian Inc. ("Alba"), that manufactures seamless apparel and specialty knitted health care products. AWS and Holdings were formed in connection with the purchase of Alba's stock and, immediately following the purchase, AWS was merged into Alba, as the surviving corporation. The acquisition, which was accounted for as a purchase,

(In thousands of dollars)

included the purchase of outstanding shares of common stock of Alba at $18.50 per share, which, in addition to acquisition costs of $3,273 resulted in a total purchase price of $63,418.

As a result of adjustments during the previous year, the allocation of the purchase price of Alba, was revised and goodwill was increased by $3,341. As of December 31, 2001, the adjusted excess of the purchase price over the estimated fair value of the net assets acquired totals $48,737 after amortization of $2,565. Based on its review, the Company's management does not believe that an impairment of goodwill has occurred under current accounting pronouncements.

Management believes that goodwill identified with one of its business units (representing more than half the balance of the goodwill as of December 31, 2001), will not be impaired under the provisions of SFAS 142 (see Note 2N). Nonetheless, management estimates that the adoption of SFAS 142 in the year 2002 could result in a significant impairment of the balance of goodwill.

The following unaudited pro forma consolidated results of operations have been prepared as if the acquisition of Alba had occurred at the beginning of 1999. The pro forma information is presented for informational purposes only and does not purport to be indicative of results of operations that actually would have occurred had the transaction been consummated on the date indicated.

Pro forma information (unaudited):

	Year ended December 31, 1999
Sales	$ 203,055
Net income	3,569
Earnings per share:	
Basic	0.29
Diluted	0.29

Note 4 TRADE RECEIVABLES, NET

	December 31, 2000	December 31, 2001
Foreign -		
Major customers	$ 9,891	$ 11,786
Other customers	16,300	11,007
	26,191	22,793
Domestic (Israel) -		
Related party (Macpell)	446	473
Others	767	174
	1,213	647
Total (*)	$ 27,404	$ 23,440
(*) Net of allowance for doubtful accounts	$ 1,728	$ 1,542

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars)

Note 5 OTHER RECEIVABLES

	December 31, 2000	December 31, 2001
Government agencies:		
VAT, customs and other levies recoverable	$ 1,213	$ 808
Investment grant receivable	250	2,005
Income tax advances, net of accruals	4,750	651
Deferred taxes	7,591	7,955
Advances to suppliers	1,381	122
Prepaid expenses	795	544
Other receivables	1,623	653
	$ 17,603	$ 12,738

Note 6 INVENTORIES

	December 31, 2000	December 31, 2001
Raw materials, accessories and packaging materials	$ 11,900	$ 10,221
Work - in - progress	10,497	7,441
Finished products	10,600	7,460
	$ 32,997	$ 25,122

Note 7 FIXED ASSETS

	Buildings	Machinery and equipment	Installations and leasehold improvements	Motor vehicles	Office furniture and equipment	Total
COST (1) -						
January 1, 2001	$ 7,672	$ 121,149	$ 21,388	$ 1,318	$ 7,365	$ 158,892
Acquisitions	48	1,710	396	-	451	2,605
Disposals	-	(855)	(232)	(140)	(111)	(1,338)
Investment grants	-	(5,772)	(1,645)	-	(70)	(7,487)
December 31, 2001	7,720	116,232 (2)	19,907	1,178	7,635	152,672
ACCUMULATED DEPRECIATION -						
January 1, 2001	178	25,314	5,087	570	2,911	34,060
Provision	225	6,986	1,049	180	1,152	9,592
Eliminated on disposals	-	(42)	(184)	(86)	(111)	(423)
December 31, 2001	403	32,258	5,952	664	3,952	43,229
NET BOOK VALUE						
December 31, 2001	$ 7,317	$ 83,974	$ 13,955	$ 514	$ 3,683	$ 109,443
December 31, 2000	$ 7,494	$ 95,835	$ 16,301	$ 748	$ 4,454	$ 124,832
ANNUAL DEPRECIATION RATES	2%-15%	5%-20% (3)	5% - 10%	15%	6% - 20%	

(1) Net of investment grants amounting to $30,338 and $22,851 as of December 31, 2001 and 2000 respectively.

(In thousands of dollars)

(2) Included in machinery and equipment are assets under capital lease with a cost of $13,386 (2000: $13,886).

(3) Primarily 6.67%.

(4) On January 1, 2001, the Company changed the estimated useful lives of their fixed assets based on the opinion of an independent appraiser. The significant changes are as follows:

	Estimated useful lives in years	
	Previous	New
Machinery and equipment	10	15
Installation and leasehold improvements	10	20

As a result of this change, for the year ended December 31, 2001, cost of sales decreased by $5,646, net loss decreased by $4,235 and loss per share decreased by approximately $0.34.

Note 8 INVESTMENT IN [illegible] COMPANY

In June 2001, the Company signed an agreement according to which it acquired, through a wholly-owned subsidiary, 49.9% of JBA Production S.A. ("JBA"), a company operating in Madagascar and engaged in the manufacturing of bras, in consideration for approximately $1.300m. Also, the Company committed to provide JBA approximately $600 of additional financing.

In the framework of this agreement, the Company invested approximately $200 for a 50.1% ownership of a new marketing company which is designated to be engaged in marketing most of JBA's products. For the period ending December 31, 2001 the marketing company's operations were immaterial.

Note 9 SHORT-TERM BANK DEBT

	Annual interest rate %		December 31, 2000		December 31, 2001
Short-term loans in U.S. dollars (1)	2.94 - 3.5	$	17,600	$	18,600
Loans and overdrafts in Israeli currency			2,128		75
		$	19,728	$	18,675

(1) The above rates are as of December 31, 2001. Certain loans bear interest at Libor plus 1.25 - 1.425%.

(2) Unused short-term credit facilities as of December 31, 2001, amounted to approximately $9,000.

(3) Collateral - See Note 14.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars)

Note 10 TRADE PAYABLES

	December 31, 2000	December 31, 2001
Foreign	$ 14,407	$ 9,579
Domestic (Israel):		
Related parties	38	20
Others	10,952	10,729
	$ 25,397	$ 20,328

Note 11 OTHER PAYABLES AND ACCRUED EXPENSES

	December 31, 2000	December 31, 2001
Accrued salaries and related expenses	$ 7,065	$ 5,441
Accrued acquisition cost	150	-
Sundry payables and accrued expenses	4,452	3,415
	$ 11,667	$ 8,856

Note 12 LONG-TERM LOANS

A. Composition

	Annual interest rate %	December 31, 2000	December 31, 2001
Loans in U.S. dollars:			
Banks [(1)]	3.25-3.55	$ 110,304	$ 102,194
Capital lease obligation	8.1-8.9	10,488	8,022
Note payable	8.96	3,398	2,718
		124,190	112,934
Less - current maturities:			
Banks		8,110	22,119
Capital lease obligation		2,494	2,678
Note payable		623	680
		11,227	25,477
		$ 112,963	$ 87,457

(1) The above rates are as of December 31, 2001. The loans bear interest at Libor plus 1.25-1.425%.

(In thousands of dollars, except for share data)

B. The loans, net of current maturities, are repayable as follows:

	Note payable	Capital lease	Bank loans	Total
Second year	$ 680	$ 2,870	$ 22,120	$ 25,670
Third year	680	2,216	19,320	22,216
Fourth year	678	258	16,675	17,611
Fifth year	-	-	16,010	16,010
Sixth year and thereafter	-	-	5,950	5,950
	$ 2,038	$ 5,344	$ 80,075	$ 87,457

C. The bank loan agreements contain various covenants which require among others, that the Company maintain certain financial ratios related to shareholder's equity and operating results. In addition, the terms prohibit Alba from incurring certain additional indebtedness, limit certain investments, advances or loans and restrict substantial asset sales, cash dividends and other payments to shareholders of Alba.

D. Collateral - See Note 14.

Note 13 SEVERANCE PAY OBLIGATIONS

Under Israeli law, the Company and its subsidiaries in Israel are required to make severance payments to terminated employees. The calculation is based on the employee's latest salary and the period employed. For certain employees, including officers, the obligation for severance pay is discharged by payment of premiums to insurance companies under approved plans and by regular payments to pension funds. For commitments which are not covered by such payments an amount of $2,126 (2000 - $2,119) has been accrued. The amounts maintained with insurance companies and the pension fund are not under the control of the Company and its subsidiaries and therefore are not reflected in the financial statements. The deposits presented in the balance sheet include profits accumulated to the balance sheet date. The amounts deposited may be withdrawn only after fulfillment of the obligations under the Israeli labor laws.

Severance pay expenses amounted to $1,588, $2,399 and $1,471 for the years ended December 31, 1999, 2000 and 2001, respectively.

Note 14 LIENS, CONTINGENCIES AND COMMITMENTS

A. All bank debt is collateralized by a floating charge (a continuing charge on the Company's present and future assets but permitting the Company to dispose of such assets in the ordinary course of business) on all of the assets of the Company and its subsidiaries.

B. In accordance with the provisions of the Law for the Encouragement of Capital Investments, (1959), the Company and its subsidiaries in Israel received grants from the State of Israel in respect of investments in their plants (see Note 7). The conditions in the letters of approval extending the grants from the State of Israel primarily include the requirements that the investments be made according to the approved plan and that at least 30% of the investments be financed by paid-up share capital. Non-fulfillment of these conditions would require the refund of the grants linked to the Consumer Price Index

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars, except for share data)

from date of receipt plus interest. To guarantee fulfillment of the conditions for receipt of the grants, the Company and its subsidiaries have registered floating charges on all of their assets for the benefit of the State of Israel. In the opinion of management, as of December 31, 2001, the Company and its subsidiaries are meeting the required conditions.

C. The facilities of the Company and most of its Israeli subsidiaries are located in buildings leased for various periods (including renewal options) ending between 2002 and 2024.

The significant leases are with a related party, a company controlled by the principal shareholders, ending between 2008 and 2024 (including renewal options) at an annual rental of $2,454. Half the rental payments are linked to the Israeli CPI and half are linked to the U.S. cost of living index.

The remaining lease payments are in, or linked to, the U.S. dollar.

The annual minimum rentals based on the above agreements are as follows:

2002	$ 2,951
2003	2,779
2004	2,643
2005	2,453
2006	2,453
2007 and thereafter	11,683

Rental expense for the years 1999, 2000 and 2001 amounted to $2,186, $3,080 and $3,165 respectively.

D. The Company has committed to purchase machinery in the amount of approximately $4,660. At December 31, 2001, an amount of $1,329 has been paid as a 25% advance on this commitment.

Note 15 SHAREHOLDERS' EQUITY

A. Composition:

	December 31,	
	2000	2001
Number of Ordinary shares of NIS 1 par value		
Authorized	50,000,000	50,000,000
Issued and paid-up	13,409,566	13,409,566
Treasury stock	997,400	997,400
Outstanding	12,412,166	12,412,166

The Company's shares are traded on the New York Stock Exchange.

B. Shares Subject to Options

In September 1997, the Company's Board of Directors adopted a Share Option Plan in which 1,166,049 Ordinary shares

(In thousands of dollars, except for share data)

are reserved for issuance to directors, officers, employees and consultants of the Company. At general meetings of shareholders in August 1999 and July 2001, it was resolved to increase the number of shares reserved for issuance under the Share Option Plan by 600,000 and 500,000 Ordinary Shares, respectively. The exercise price for options not yet granted will be determined by the Board of Directors. Most of the options vest over a period of three years and expire on the tenth anniversary from the grant date.

Most options have been issued in accordance with Section 102 of the Income Tax Ordinance. This provided certain tax benefits to employee participants and restrict the disposal of the shares under option for a period of two years from the grant date.

Transactions related to the above options are summarized as follows:

	Number of shares	Weighted average exercise price	Weighted average fair value
Outstanding December 31, 1998	592,892		
Granted	478,000	$ 8.84	$ 2.80
Forfeited	(82,355)	$ 12.65	
Outstanding December 31, 1999	988,537		
Granted	346,332	$ 9.83	$ 5.46
Forfeited	(253,336)	$ 14.04	
Outstanding December 31, 2000	1,081,533		
Granted	619,500	$ 3.53	$ 1.60
Forfeited	(562,559)	$ 13.23	
Outstanding December 31, 2001	1,138,474		

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars, except for share data)

B. Shares Subject to Options (Cont.)

The following table summarizes information about options outstanding and exercisable at December 31, 2001:

	Options outstanding		Options exercisable
Exercise prices $	Number outstanding at December 31, 2001	Remaining contractual life	Number outstanding at December 31, 2001
17.00	49,642	5.73	49,642
15.00	121,500	8.46	40,500
9.00	174,832	7.69	91,611
8.13	173,000	8.32	115,333
3.56	300,000	9.01	100,000
3.50	319,500	9.81	-
	1,138,474		397,086

Had compensation cost been determined under the alternative fair value accounting method provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation", the Company's net income (loss) and earnings (loss) per share would have been reduced to the following pro forma amounts:

		1999	2000	2001
Net income (loss)	As reported	$ 8,002	$ (4,530)	$ (10,006)
	Pro forma	7,185	(5,458)	$ (11,266)
Basic and diluted earnings (loss) per share	As reported	0.64	(0.36)	(0.81)
	Pro forma	0.58	(0.44)	(0.91)

Under Statement 123 the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 2000 and 2001: (1) expected life of 2 years; (2) dividend yield of 0% (3) expected volatility of 123% (1999 - 53%, 2000 - 89%) (4) risk-free interest rate of 1.75% (1999 - 5%, 2000 - 6.5%).

C. Warrants

Upon the consummation of the Company's initial public offering ("IPO") in September 1997, warrants to purchase 165,000 Ordinary shares were granted to various underwriters in consideration for services provided in connection with the IPO and other advisory services. The warrants are exercisable for a period of four years commencing one year after the date of the IPO at an exercise price of $22.37 per share.

(In thousands of dollars)

Note 16 SALES

A. The Company's sales by geographic area are as follows:

	Year ended December 31,		
	1999	2000	2001
North America	$ 104,623	$ 197,303	$ 177,539
Europe	18,153	19,950	6,326
Domestic (Israel)	2,525	3,782	2,000
Other	3,525	2,567	3,084
	$ 128,826	$ 223,602	$ 188,949

B. Sales to major customers:

	%	%	%
The Limited, Inc. (a)	59.8	45.1	43.7
Gap Inc. (b)	11.7	(c)	(c)

(a) Includes sales to Mast Industries Ltd. on behalf of Victoria's Secret, Victoria's Secret catalog, Cacique and Abercrombie & Fitch who are part of the Limited, Inc. Group.

(b) Includes sales under the Gap and Banana Republic brand names.

(c) Less than 10% of sales.

Note 17 COST OF SALES

	Year ended December 31,		
	1999	2000	2001
Materials	$ 61,292	$ 94,487	$ 69,911
Salaries and related expenses	29,567	56,840	49,691
Subcontracting	7,657	12,201	12,811
Other production costs	14,428	23,467	21,340
Depreciation	7,706	12,971	9,224
Total manufacturing costs	120,650	199,966	162,977
Decrease (increase) in inventories	(8,242)	(484)	6,196
	$ 112,408	$ 199,482	$ 169,173

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars)

Note 18 FINANCING EXPENSES (INCOME), NET

	Year ended December 31,		
	1999	2000	2001
Expenses:			
Interest on long-term loans	909	9,462	8,306
Interest on short-term loans	758	1,492	855
Exchange rate differences, net	(312)	(370)	(28)
Bank expenses and other, net	291	316	354
	1,646	10,900	9,487
Less - Interest income on bank deposits	$ (852)	$ (608)	$ (91)
	$ 794	$ 10,292	$ 9,396

Note 19 INCOME TAXES

A. Composition

	Year ended December 31,		
	1999	2000	2001
Current taxes	$ 665	$ -	$ -
Deferred taxes	1,657	(2,216)	(837)
	$ 2,322	$ (2,216)	$ (837)

B. Tax Laws Applicable

The Company and most of its significance subsidiaries in Israel are subject to Income Tax Regulations (Rules Relating to the Maintenance of Books of Account by Foreign Investment Companies and Certain Partnerships and the Determination of their Taxable Income) 1986, and accordingly, maintains books for tax purposes in U.S. dollars. The Company and its subsidiaries in Israel are industrial companies in conformity with the Law for the Encouragement of Industry (Taxes) 1969. The principal benefits to which the companies are entitled under this Law are accelerated rates of depreciation, consolidated tax returns and a deduction for tax purposes, over a three year period, of costs incurred in registering shares for trading.

C. Approved Enterprise

The plants of the Company and its subsidiaries in Israel have been granted "approved enterprise" status in conformity with the Law for the Encouragement of Capital Investments, 1959. In accordance with this Law, the income from the approved enterprises for a seven year period, commencing with the first year in which taxable income is generated but limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier ("benefit period"), will be subject to a reduced tax rate of 25%. A company in which foreign investment exceeds 25% is entitled to a benefit period of ten years. Commencing January 1997, approved enterprise status granted to programs in the area in which the major plants of the Company and its subsidiaries in Israel are situated are exempt from tax for the first two years, commencing with the first year in which income is generated. The benefit period for these programs has not yet commenced.

(In thousands of dollars)

The benefit period of the Company's first approved enterprise programs has ended and as such, income generated by these programs are taxed at a rate of 36% (the Israeli statutory corporate tax rate). The proportion of income generated by these programs is calculated based on the increase in the Company's sales in excess of sales achieved before the commencement of currently valid programs. Shareholders are subject to tax at a rate of 15% (withheld at source) on dividends distributed out of income of approved enterprises and 25% on dividends distributed from other sources of income, unless treaties for the prevention of double taxation state otherwise.

D. Effective Tax

The difference between the tax computed on income (loss) before taxes according to regular tax rates, and the tax included in the financial statements is as follows:

	Year ended December 31,		
	1999	2000	2001
Tax (benefit) computed on income (loss) before taxes according to statutory tax rate (36%)	$ 3,717	$ (2,396)	$ (3,817)
Increase (decrease) in tax liability due to:			
Tax benefits in respect of approved enterprises	(1,570)	(133)	504
Exempt income	(258)	(24)	(15)
Deferred tax asset not recorded	-	-	2,715
Differences between the tax basis and financial statement measurement of nondeductible expenses and other differences, net	433	337	(224)
	$ 2,322	$ (2,216)	$ (837)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars, except for share data)

E. Deferred Taxes

	December 31,	
	2000	2001
Asset (liability) in respect of:		
Depreciation	$ (10,540)	$ (15,240)
Temporary differences in recognition of income and expenses	6,108	3,638
Net operating loss carryforwards	4,324	15,046
Valuation allowance	-	(2,715)
	$ (108)	$ 729
Presented in balance sheet:		
Long-term liability	$ (7,699)	$ (7,226)
Other receivables	7,591	7,955
	$ (108)	$ 729

The deferred taxes are computed based on enacted tax rates estimated to apply at time of reversal (average rate of 25% for Israeli companies and 37% for a subsidiary located in the U.S.).

Based on management's projections it is more likely than not that net operating loss carryforwards in the U.S. will be utilized in the coming year resulting from the sale of certain operating assets.

F. Final Tax Assessments

The Company and New-Net have received final tax assessments through December 31, 1996 and 1999, respectively. Other subsidiaries have not received a tax assessment since inception.

Note 20 EARNINGS (LOSS) PER SHARE

	Year ended December 31,								
	1999			2000			2001		
	Income (in thousands)	Shares	Per share amount	Loss (in thousands)	shares	Per share amount	Loss (in thousands)	Shares	Per share amount
Net income (loss)	$ 8,002			$ (4,530)			$ (10,006)		
Basic earnings (loss) per share									
Income (loss) available to Ordinary shareholders	$ 8,002	12,433	$ 0.64	$ (4,530)	12,412	$ (0.36)	$ (10,006)	12,412	$ (0.81)
Effect of dilutive securities									
Options	-	57	-	-	-	-	-	-	-
Diluted earnings per share									
Income (loss) available to Ordinary shareholders plus exercise of options	$ 8,002	12,490	$ 0.64	$ (4,530)	12,412	$ (0.36)	$ (10,006)	12,412	$ (0.81)

In the year 2001, 1,138,474 options were not included in the computation of diluted loss per share because their effect is antidilutive (2000: 1,081,533 options). Warrants to purchase 165,000 Ordinary shares at $22.37 per share were outstanding from September 1997 (see Note 15C), but were not included in the computation of diluted earnings per share because their effect is antidilutive.

Note 21 RELATED PARTIES

A. Transactions with related parties

	Year ended December 31,		
	1999	2000	2001
Sales to related parties	$ 857	$ 1,089	$ 694
Cost of sales [(1)]	(1,838)	(2,189)	(2,517)
Selling, general and administrative expenses	(317)	(667)	(550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars)

(1) Includes rental payments, subcontracting and purchase of products from Macpell and its subsidiaries. In 2000 and 2001 these amounts are comprised primarily of rental payments.

B. The Company acquired machinery and raw materials from foreign manufacturers which are represented by an entity in Israel which was a related party until 2000. The acquisitions of machinery from these manufacturers amounted to approximately $14,511 and $10,841 for the years 1999 and 2000 respectively. Other acquisitions of mainly raw materials from these manufacturers amounted to approximately $2,165 and $1,839 for the years 1999 and 2000, respectively.

C. In April 1999, a subsidiary acquired from Macpell machinery and equipment at a price of $2,700. The difference between the price paid and the net carrying value of the machinery and equipment in the accounts of Macpell, in the amount of $913 (net of related income tax effect of $514), has been charged to shareholders equity.

Shareholder Information

Corporate Headquarters

Tefron Ltd.
28 Chida Street
Bnei-Brak, Israel 51371
TEL: 972-3-579-8701. FAX: 972-3-579-8715.
email: michal@tefron.com

Transfer Agent and Registrar

American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005

As of March 15, 2002, there were 18 holders of record of Ordinary Shares of Tefron.

Ordinary Shares

Ordinary Shares of Tefron are listed on the New York Stock Exchange under the symbol, "TFR"

Form 20-F

Copies of Tefron's Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission, may be obtained, exclusive of exhibits, free of charge by writing to:

Tefron Ltd.,
Attn: Michal Schiller,
28 Chida Street,
Bnei-Brak, Israel 51371

All references in this annual report to "Warnaco/Calvin Klein" or "Calvin Klein" are to Warnaco Inc., the owner worldwide of the Calvin Klein trademarks, rights and business for women's intimate apparel and men's underwear. All references in this annual report to "Victoria's Secret" are both to the Victoria's Secret stores owned and operated by Intimate Brands, Inc., a subsidiary of The Limited, Inc. ("The Limited"), and to Mast Industries Inc., ("Mast"), a wholly owned subsidiary of The Limited, which imports and distributes women's intimate apparel and related products on behalf of Victoria's Secret stores.

Directors of the Board and Executive Officers

As of December 31, 2001

Sigi Rabinowicz
Chairman of the Board & President

Arie Wolfson
Director

Yosef Shiran
CEO

Lenny Recanati
Director

Avi Ruimi
Director

Arie Arieli
External Director

Zvi Greengold
External Director

Ofer Tsimchi
External Director

Micha Korman
Executive VP

Gil Rozen
CFO

Dan Mesika
CEO Alba Waldensian, Inc.

Members of the Audit Committee

Zvi Greengold
Arie Arieli
Ofer Tzimchi
Avi Ruimi

Members of the Compensation Committee

Zvi Greengold
Arie Arieli
Ofer Tzimchi
Avi Ruimi

Members of the Contributions Committee

Sigi Rabinowicz
Zvi Greengold
Arie Arieli
Ofer Tsimchi
Avi Ruimi



Tefron Ltd

28 Chida St. Bnei-Brak. 51371 Israel.

Tel. 972-3-5798701. Fax. 972-3-579871

email: michal@tefron.com

TEFRON LTD.
28 Chida Street
Bnei-Brak, Israel 51371

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on Monday, August 5, 2002

Dear Shareholder,

You are cordially invited to attend the Annual General Meeting of the shareholders of Tefron Ltd. (the "Company") which will be held at the Company's offices located at 28 Chida Street, Bnei-Brak, Israel on Monday, August 5, 2002 at 11:00 a.m., local time, for the following purposes:

1. to receive and consider the Report of Directors, the Financial Statements of the Company and the Auditors' Report for the fiscal year ended December 31, 2001;

2. to elect Directors to serve until their successors are elected, excluding two directors who qualify as "external directors" under the Israeli Companies Law, 5759-1999 (the "Companies Law");

3. to approve the Directors' fees;

4. to approve the terms of the employment agreement with Sigi Rabinowicz, currently the Chairman of the Board and President of the Company;

5. to approve a bonus payment and grant of options to Yosef Shiran, Chief Executive Officer and a Director of the Company;

6. to approve the terms of the employment/consulting agreement between the Company and Arie Wolfson, a Director of the Company;

7. to approve the issuance of letters of release and indemnification to each of the directors of the Company;

8. to amend the Company's Articles of Association to provide that the Board of Directors may adopt a resolution in writing if such resolution is approved by at least 75% of directors then in office;

9. to ratify the appointment of Kost Forer & Gabbay, a member firm of Ernst & Young International, as auditors of the Company for the year ending December 31, 2002 and for the period until the next Annual General Meeting of the shareholders, and authorize the Board of Directors to determine the auditors' compensation; and

10. to conduct such other business as may properly come before the Annual General Meeting or any adjournments or postponements thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on June 27, 2002 as the record date for the determination of shareholders entitled to receive notice of, and to vote at, the Annual General Meeting.

Whether or not you plan to attend the Annual General Meeting, you are urged to promptly complete, date and sign the enclosed proxy, and mail it in the enclosed envelope which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Annual General Meeting and vote your shares in person.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least two hours prior to the time of the Annual General Meeting.

By Order of the Board of Directors

SIGI RABINOWICZ
Chairman of the Board of Directors and President
July 3, 2002
Bnei-Brak, Israel

TEFRON LTD.
28 Chida Street
Bnei-Brak, Israel 51371

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to shareholders in connection with the solicitation by the Board of Directors of Tefron Ltd. (the "Company" or "Tefron") of proxies to be voted at the Annual General Meeting (the "Meeting") of the shareholders of the Company to be held on Monday, August 5, 2002 at 11:00 a.m., local time, at the Company's offices located at 28 Chida Street, Bnei-Brak, Israel and at any adjournments or postponements thereof. A copy of the Notice of Annual General Meeting of Shareholders accompanies this Proxy Statement. This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about July 3, 2002.

SOLICITATION OF PROXIES

If a proxy in the enclosed form is duly executed and returned, the Company's ordinary shares, par value NIS 1.00 per share (the "Ordinary Shares"), represented thereby will be voted. If specification is made by the shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. Subject to applicable law and the rules of the New York Stock Exchange, if no specification is made, the persons named in the accompanying proxy will vote the Ordinary Shares represented thereby (i) for the election as Directors of the nominees named herein, (ii) for the approval of the Directors' fees as set forth herein, (iii) for the approval of the terms of a new employment agreement with Mr. Rabinowicz, Chairman of the Board and President of the Company, as set forth herein, (iv) to approve a bonus payment and grant of options to Mr. Shiran, Chief Executive Officer and a Director of the Company, as set forth herein, (v) for the approval of the terms of an employment/consulting agreement with Mr. Wolfson, a Director of the Company, as set forth herein, (vi) for the approval of the issuance of letters of release and indemnification to each of the directors of the Company, (vii) for approval of the amendment to the Company's Articles of Association to provide that the Board of Directors may adopt a resolution in writing if such resolution is adopted by at least 75% of directors then in office, as specified herein, and (viii) for the approval of the appointment of the firm of Kost Forer & Gabbay, a member firm of Ernst & Young International, as auditors of the Company for the year ending December 31, 2002 and for the period until the next Annual General Meeting of the shareholders and authorization of the Board of Directors to fix auditors' compensation.

Any shareholder may revoke his proxy by delivering a subsequently dated proxy or by giving written notice of revocation to the Chairman of the Board of Directors at any time prior to two hours before the time of the Meeting or by voting in person at the Meeting. However, if the shareholder attends the Meeting and does not elect to vote in person, his proxy will not be revoked.

Pursuant to the provisions of the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least two hours prior to the time of the Meeting.

The Board of Directors does not know of any matter, other than those set forth herein, that is expected to be presented for consideration at the Meeting. However, if other

matters properly come before the Meeting, the persons named in the accompanying proxy are authorized to vote on such matters using their discretion.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on June 27, 2002 will be entitled to receive notice of, and vote at, the Meeting and any adjustments or postponements thereof. As of June 15, 2002, 12,412,166 Ordinary Shares were issued, outstanding and eligible to vote at the Meeting. At the Meeting, each shareholder of record will be entitled to one vote for each Ordinary Share held by him in respect of each matter to be voted upon.

The presence, in person or by proxy, of at least two persons entitled to vote upon the business to be transacted at the Meeting, and holding or representing in the aggregate more than 25% of the voting power of the Company, is necessary to constitute a quorum at the Meeting. Pursuant to Israeli law, on all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present.

The Company will bear the cost of soliciting proxies. Solicitation of proxies will be primarily by mail, but proxies may also be solicited by Directors, officers, and employees of the Company (who will not be specifically compensated for such services) by telephone or otherwise. Brokerage houses and other custodians, nominees, and fiduciaries which forward proxies and proxy materials to beneficial owners of Ordinary Shares will be reimbursed for their expenses by the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Major Shareholders

The following table sets forth the number of Ordinary Shares of the Company owned by any person known to the Company to be the beneficial owner of 5% or more of the Company's Ordinary Shares. The information in this table is based on 12,412,166 Ordinary Shares outstanding as of June 15, 2002. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, June 15, 2002. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

Name	Number of Shares Owned	Percent of Ordinary Shares
Macpell Industries Ltd. (1)...................... 28 Chida Street Bnei Brak, Israel, 51371	4,388,210	35.4%
Discount Investment Corporation Ltd. .... 3 Azrieli Center, Triangle Building Tel Aviv, Israel 67023	1,916,866 (2)	15.4%

Arie Wolfson..	6,084,000 (3)	49.0%
Sigi Rabinowicz.......................................	4,488,210 (4)	36.2%
Avi Ruimi..	4,407,010 (5)	35.5%

(1) Macpell Industries Ltd. ("Macpell") is an Israeli company. As of June 15, 2002, Arwol Holdings Ltd. ("Arwol"), an Israeli company wholly-owned by Arie Wolfson, a Director of the Company, held 27.7% of Macpell; Riza Holdings Ltd. ("Riza"), an Israeli company wholly-owned by Sigi Rabinowicz, Chairman of the Board and President of the Company, held 25.0% of Macpell; and Condo Overseas Inc., a Panamanian company wholly-owned by Avi Ruimi, a Director of the Company, held 25.8% of Macpell, representing 78.5% of Macpell's shares in the aggregate. See "Certain Transactions—Relationships and Transactions with Macpell." The aggregate number of Macpell's shares outstanding as of June 15, 2002 was 15,561,284.

(2) Consists of 958,433 shares held by Discount Investment Corporation Ltd. ("DIC") and 958,433 shares held by PEC Israel Economic Corporation ("PEC"), a wholly owned subsidiary of DIC. DIC is controlled by IDB Development Corporation Ltd. ("IDB"). Pursuant to Rule 13d-5 of the U.S. Securities Exchange Act of 1934, as amended, Lenny Recanati, a Director of Tefron and an Executive Vice President and director of DIC, may be deemed to beneficially own the Ordinary Shares held by DIC and PEC. Pursuant to Rule 13d-4 of the Exchange Act, Mr. Recanati expressly disclaims beneficial ownership of these Ordinary Shares.

(3) Includes 4,388,210 Ordinary Shares held by Macpell and 1,695,690 Ordinary Shares purchased through Arwol from Tabriz Anstalt Ltd. ("Tabriz"). Pursuant to Rule 13d-5 of the Securities Exchange Act of 1934, as amended, Mr. Wolfson may be deemed to beneficially own the 4,388,210 Ordinary Shares held by Macpell due to his beneficial interest in Macpell and the Macpell Shareholders' Agreement. See "Certain Transactions—Relationships and Transactions with Macpell." Does not include 2,250 Deferred Shares, par value NIS 1.00 per share, held by Mr. Wolfson. The Deferred Shares are non-transferable and entitle their holders, upon the liquidation of the Company, to the par value of the shares but to no voting, dividend or any other rights.

(4) Consists of (i) 4,388,210 Ordinary Shares held by Macpell and (ii) options (exercisable after May 12, 2002) to purchase 100,000 Ordinary Shares at a purchase price of $9.50 per share. Pursuant to Rule 13d-5 of the U.S. Securities Exchange Act of 1934, as amended, Mr. Rabinowicz may be deemed to beneficially own the 4,388,210 Ordinary Shares held by Macpell due to his beneficial interest in Macpell and the Macpell Shareholders' Agreement. See "Certain Transactions—Relationships and Transactions with Macpell." Does not include 2,250 Deferred Shares, par value NIS 1.00 per share, held by Mr. Rabinowicz. The Deferred Shares are non-transferable and entitle their holders, upon the liquidation of the Company, to the par value of the shares but to no voting, dividend or any other rights.

(5) Includes 4,388,210 Ordinary Shares held by Macpell. Pursuant to Rule 13d-5 of the U.S. Securities Exchange Act of 1934, as amended, Mr. Ruimi may be deemed to beneficially own the 4,388,210 Ordinary Shares held by Macpell due to his beneficial interest in Macpell and the Macpell Shareholders' Agreement. See "Certain Transactions—Relationships and Transactions with Macpell."

Directors and Executive Officers

As of June 15, 2002, the following Directors and executive officers beneficially held the number of Ordinary Shares set forth in the table below. The information in this table is based on 12,412,166 Ordinary Shares outstanding as of June 15, 2002. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, June 15, 2002. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. Except as disclosed below, to the Company's knowledge, none of the directors or executive officers beneficially owns in excess of 1% of the Ordinary Shares.

Name	Number of Ordinary Shares	% of Ordinary Shares Outstanding
Sigi Rabinowicz	4,488,210 (1)	36.2%
Arie Wolfson	6,084,000 (2)	49.0%
Yosef Shiran	175,000 (3)	1.4%
Lenny Recanati	1,916,866 (4)	15.4%
Avi Ruimi	4,407,010 (5)	35.5%
All Directors and executive officers as a group (10 persons)	8,555,784 (6)	69.0%

* Less than 1% of the outstanding Ordinary Shares.

(1) Consists of (a) 4,388,210 Ordinary Shares held by Macpell and (b) 100,000 Ordinary Shares subject to options exercisable as of May 12, 2002 at US$9.50 per share (which expire in 2009). See "Certain Transactions—Relationships and Transactions with Macpell." Pursuant to Rule 13d-5 of the U.S. Securities Exchange Act of 1934, as amended, Mr. Rabinowicz may be deemed to beneficially own the 4,388,210 Ordinary Shares held by Macpell. The table above does not include 2,250 Deferred Shares (representing 50% of the outstanding Deferred Shares) held by Mr. Rabinowicz. The Deferred Shares are non-transferable and entitle their holders, upon the liquidation of the Company, to the par value of the shares but to no voting, dividend or any other rights.

(2) Includes 4,388,210 Ordinary Shares held by Macpell and 1,695,690 Ordinary Shares purchased through Arwol from Tabriz for US$14.00 per Ordinary Share. Pursuant to Rule 13d-5 of the U.S. Securities Exchange Act of 1934, as amended, Mr. Wolfson may be deemed to beneficially own the 4,388,210 Ordinary Shares held by Macpell and the 1,695,000 Ordinary Shares held by Arwol. See "Certain Transactions—Relationships and Transactions with Macpell." The table above does not include 2,250 Deferred Shares (representing 50% of the outstanding Deferred Shares) held by Mr. Wolfson. The Deferred Shares are non-transferable and entitle their holders, upon the liquidation of the Company, to the par value of the shares but to no voting, dividend or any other rights.

(3) Mr. Shiran joined as Chief Executive Officer and a Director of the Company in January 2001.

(4) Consists of the 1,916,866 Ordinary Shares held in the aggregate by DIC and PEC. Pursuant to Rule 13d-5 of the U.S. Securities Exchange Act of 1934, as amended, Lenny Recanati, a Director of the Company and an Executive Vice President and director of DIC, may be

deemed to beneficially own the Ordinary Shares held by DIC and PEC. Pursuant to Rule 13d-4 of the Exchange Act, Mr. Recanati expressly disclaims beneficial ownership of these Ordinary Shares.

(5) Includes 4,388,210 Ordinary Shares owned by Macpell. Pursuant to Rule 13d-5 of the U.S. Securities Exchange Act of 1934, as amended, Mr. Ruimi may be deemed to beneficially own the 4,388,210 Ordinary Shares held by Macpell. See "Certain Transactions—Relationships and Transactions with Macpell."

(6) Includes the 4,388,210 Ordinary Shares held by Macpell of which Arie Wolfson, Sigi Rabinowicz and Avi Ruimi may be deemed beneficial owners under U.S. securities laws due to their beneficial interests in Macpell and the Macpell Shareholders' Agreement, and also includes the 1,695,690 Ordinary Shares held by Arwol of which Arie Wolfson may be deemed a beneficial owner under the U.S. securities laws. See "Certain Transactions—Relationships and Transactions with Macpell." Also includes the 1,916,866 Ordinary Shares held by DIC and PEC of which Lenny Recanati, a Director of the Company and an Executive Vice President and director of DIC, may be deemed a beneficial owner under U.S. securities laws. Further includes options (exercisable within 60 days) to purchase 528,963 Ordinary Shares. The exercise price of these options range from US$3.56 to US$17.00 per share. The expiration of these options range from 2007 to 2011.

EXECUTIVE COMPENSATION

The aggregate direct remuneration paid to all Directors and executive officers as a group for services in all capacities for the year ended December 31, 2001 was approximately US$2,224,362, of which US$105,735 was paid to Directors in their capacities as Directors. This amount includes US$197,278 which was set aside or accrued to provide pension, retirement or similar benefits. The amount does not include any amounts expended by the Company for automobiles made available to its officers, expenses (including business travel and professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. There are no employment contracts with Directors providing for benefits upon termination of employment.

In 2001, the Company granted options for 619,500 Ordinary Shares under the Share Option Plan, of which 590,000 were granted to Directors and executive officers as a group. The options for 590,000 Ordinary Shares have an exercise price of US$3.53 per share and expire in 2010.

Employment Agreements

Sigi Rabinowicz and Arie Wolfson

Both Sigi Rabinowicz, as former Chief Executive Officer, and Arie Wolfson, as former Chairman of the Board of Directors and President, had three-year employment agreements with the Company from the date of the initial public offering in September 1997. Each employment agreement provided for a monthly base salary plus a bonus to be determined by the Compensation Committee and other benefits, such as the provision of an automobile, vacation, sick leave and management and disability insurance contributions. Each employment agreement also contained a two-year noncompete provision.

Pursuant to the employment agreements and in addition to any cash compensation, both Sigi Rabinowicz and Arie Wolfson were each granted options to purchase a total of 218,634 Ordinary Shares pursuant to the Share Option Plan at an exercise price equal to the initial public offering price of US$17.00 per share. Pursuant to the employment agreements, Sigi Rabinowicz and Arie Wolfson could transfer to the other up to one-third of his options (equivalent to options for 72,878 Ordinary Shares of Tefron). In September 2000, Mr. Wolfson transferred that number of options for 72,878 Ordinary Shares of Tefron to Mr. Rabinowicz. In 1999, the Company granted to each of Messrs. Wolfson and Rabinowicz additional options to purchase 100,000 Ordinary Shares of the Company at an exercise price of US$9.50 per share.

Mr. Wolfson's options for 245,756 Ordinary Shares expired in September 2000 after he ceased to be an employee of the Company. Mr. Rabinowicz' options for 291,512 Ordinary Shares were returned to the Company and cancelled, and his options for 100,000 Ordinary Shares expire in 2009.

The terms of Messrs. Wolfson and Rabinowicz's employment agreements expired in September 2000. Mr. Rabinowicz took over the positions of Chairman of the Board and President in September 2000, and is being compensated under the same general terms of his previous employment contract. Mr. Wolfson currently serves as a Director of the Company.

The Shareholders are being asked to approve the terms of a new employment/consulting agreement between the Company and Mr. Wolfson (the "Wolfson Agreement") pursuant to which Mr. Wolfson will serve as Chairman of the Board of Directors and provide, among other things, strategic consulting services to the Company. Subject to the shareholders' approval of the Wolfson Agreement and following the resignation of Mr. Rabinowicz as Chairman, Mr. Wolfson will be appointed as Chairman of the Board of the Company. See "Proposal Five: Approval of the Terms of a New Employment/Consulting Agreement For Arie Wolfson."

The Shareholders are also being asked to approve the terms of a new employment agreement between the Company and Mr. Rabinowicz (the "Rabinowicz Agreement") pursuant to which Mr. Rabinowicz will serve as President and Vice President Sales and Marketing of the Company. See "Proposal Three: Approval of the Terms of a New Employment Agreement with Sigi Rabinowicz, Currently Chairman of the Board And President of the Company."

Yosef Shiran

General. In January 2001, Mr. Yosef Shiran took over as Chief Executive Officer. The Company has entered into a three-year employment agreement, dated as of January 1, 2001, with Mr. Shiran. Mr. Shiran's employment agreement provides for a monthly base salary, bonus, options (as described below) and other benefits, such as the provision of an automobile, vacation, sick leave and management and disability insurance contributions. The employment agreement also provides for an annual bonus to be determined by the Compensation Committee, which bonus will be no higher than 2.5% and no lower than 1.5% of the Company's Net Profits (as defined in the employment agreement). The employment agreement also contains a two-year noncompete provision.

Options. Pursuant to the employment agreement, Mr. Shiran was granted options to purchase a total of 300,000 Ordinary Shares pursuant to the Share Option Plan at an exercise price of US$3.56 per share. Mr. Shiran is entitled to exercise 1/6 of the options (for 50,000

Ordinary Shares) at the end of the first three months of employment. At the end of each three months, starting at the end of the first half-year of his employment and ending at the end of the first 27 months of his employment, he is entitled to exercise 1/12 of the options (for 25,000 Ordinary Shares, and a total of 200,000 Ordinary Shares during such time period). At the end of the first thirty months of employment, he will be entitled to exercise an additional 1/6 of the options (for 50,000 Ordinary Shares). In case of a cash dividend distribution of more than US$1.00 per share, the exercise price of the options which at that time are not exercisable will be amended to reflect the x-dividend price of the share. The calculation of the x-dividend price of the share will not take into consideration the portion of the cash dividend up to US$1.00.

In the event the Company terminates the employment agreement because of a "change of control," Mr. Shiran will be entitled to exercise one-half of his options that are not exercisable at the time of termination. A "change of control" is defined as (i) the sale by DIC of all of its shares in the Company, (ii) the sale by Tabriz of all of its shares in the Company or (iii) the sale by Macpell and/or DIC and/or Tabriz (the "Group") of more than 17% of the share capital of the Company, and neither the Group nor any of its members will be the controlling shareholder of the Company. However, a sale of shares to one of the Company's shareholders, or a sale of shares to a corporation under the control of, or affiliate to, the seller, or a sale to a corporation under the control of, or affiliate to, any of Messrs. Wolfson, Rabinowicz or Ruimi or their respective family relatives, will not be considered a "change of control."

The Shareholders are being asked to approve a bonus payment and a grant of options to Yosef Shiran. See "Proposal Four: Approval of a Bonus Payment and Grant of Options to Yosef Shiran, Chief Executive Officer and Director of the Company.

Share Option Plan

In September 1997, the Company adopted the Tefron Ltd. 1997 Share Option Plan to enable the Company to attract and retain qualified persons as employees, consultants and directors and to motivate such persons with an equity participation in the Company.

General

The Share Option Plan authorizes the issuance of options to purchase 2,266,049 Ordinary Shares. As of June 15, 2002 options to purchase 1,405,515 of such Ordinary Shares had been granted to officers, Directors and employees of the Company 1,016,318 to executive officers and Directors of the Company as a group). Upon the occurrence of any Ordinary Share split, reverse Ordinary Share split, recapitalization or rights offerings or other substantially similar corporate transaction or event, the Company shall make such equitable changes or adjustments necessary to the number of shares subject to each outstanding option in order to prevent dilution or enlargement of the optionees' rights. Options granted to employees of the Company shall be issued to a trustee nominated by the Board of Directors, which trustee shall hold the options, and any Ordinary Shares issued upon exercise thereof, for the benefit of the optionees for two years from the date of the grant.

Administration

The Share Option Plan is administered directly by the Board of Directors or by a committee appointed by the Board of Directors which is authorized, among other things, to: (i) designate participants in the Share Option Plan; (ii) determine the terms and provisions of the options, including the number of Ordinary Shares to which an option may relate and the terms, conditions and restrictions thereof; (iii) accelerate the right of an optionee to exercise any previously granted options; (iv) construe and interpret the provisions and supervise the administration of the Share Option Plan; and (v) make all other determinations deemed necessary or advisable for the administration of the Share Option Plan.

Vesting Periods and Exercise of Options

Unless otherwise determined by the Board of Directors and, in the case of option grants to Directors or an interested party, approved by the shareholders of the Company, one-third of the options granted under the Share Option Plan are exercisable on each of the first three anniversaries of the date of grant. Unless otherwise determined by the Board of Directors and, in the case of option grants to Directors or an interested party, approved by the shareholders of the Company, the options expire on the tenth anniversary of the date of grant, and any additional options granted in the future shall vest in the same manner over a three-year period commencing on the date of their grant.

Amendment and Termination of the Share Option Plan

The Company may, at any time and from time to time, amend, alter or discontinue the Share Option Plan; *provided, however*, that no amendment or alteration by the Company under the Share Option Plan shall adversely affect an optionee's rights under any outstanding option without the consent of such optionee.

Deferred Shares

In 1996, the Company issued 2,250 of its Ordinary B Shares each to Sigi Rabinowicz and Arie Wolfson in consideration for NIS 2,250 and services rendered to the Company in their capacities as executive officers. Pursuant to the Company's Articles of Association, the Ordinary B Shares automatically converted into Deferred Shares, par value NIS 1.00 per share, upon consummation of the initial public offering. The Deferred Shares are non-transferable and entitle their holders, upon the liquidation of the Company, to the par value of the shares but to no voting, dividend or any other rights.

Warrants

As of June 15, 2002, warrants to purchase 100,000 Ordinary Shares are held by various employees (or former employees) of Gruntal & Co. (as successor to Hampshire Securities Corporation) and warrants to purchase 65,000 Ordinary Shares are held by Credit Suisse First Boston Corporation. The warrants have an exercise price equal to US$22.37 per share. The warrants are exercisable for a period of four years commencing on September 29, 1998. Holders of the warrants have certain demand and piggyback registration rights in connection with their respective warrants. These rights are also exercisable for a period of four years commencing September 29, 1998.

CERTAIN TRANSACTIONS

Relationships and Transactions with Macpell

The following discussion includes summaries of the significant terms of various agreements and transactions.

The Companies Law requires that certain related party transactions be approved as provided for in a company's articles of association and, in certain circumstances, by a company's audit committee, the board of directors and its shareholders. The Company's Audit Committee is responsible for reviewing potential conflicts of interest situations where appropriate.

Macpell

Macpell owns 4,388,210 Ordinary Shares, approximately 35.4% of the outstanding Ordinary Shares, and was a party to the Tefron Shareholders' Agreement which expired on September 29, 2000. Macpell is mainly a holding company that owns various companies, including companies that manufacture various apparel and textile products. Macpell was also engaged in the construction of industrial buildings mainly intended for the use of the Macpell group. The Company's sales accounted for 89.4%, 93.4% and 0% of Macpell's sales for 1999, 2000 and 2001, respectively. Products manufactured by Macpell and its subsidiaries, excluding Tefron, include shirts, pants, leisurewear, sweaters, bathing suits and beachwear. During 1999 and 2000, more than 90% of products manufactured by Macpell were exported to the United States, and during 2001 less than 20% of products manufactured by Macpell were exported to the United States. In addition to its apparel manufacturing. Macpell has a 12.9% interest in a company that is engaged in the manufacture of an apparatus for remote measurement of temperature (pyrometers), and a 2.5% interest in a company that is engaged in the development of software for screening and archiving of visual information.

As of June 15, 2002, Arwol Holdings Ltd., an Israeli company wholly-owned by Arie Wolfson, a Director of the Company, held 27.7% of Macpell; Riza Holdings Ltd., an Israeli company wholly-owned by Sigi Rabinowicz, Chairman of the Board and President of the Company, held 25.0% of Macpell; and Condo Overseas Inc., a Panamanian company wholly-owned by Avi Ruimi, a Director of the Company, held 25.8% of Macpell, representing 78.5% of Macpell's shares in the aggregate. The ordinary shares of Macpell are listed and traded on the Tel Aviv Stock Exchange. Macpell owns 4,388,210 Ordinary Shares, approximately 35.4% of the outstanding Ordinary Shares.

Macpell was formerly a party to the Tefron Shareholders' Agreement, which expired on September 29, 2000. The Tefron Shareholders' Agreement entitled Macpell to name five members of Tefron's Board of Directors, which currently consists of eight persons. Avi Ruimi and Arwol, a company wholly-owned by Arie Wolfson, entered into the Macpell Shareholders Agreement, which became effective on January 31, 2000, pursuant to which the two parties deposited all of their ordinary shares of Macpell, representing approximately 78.5% of the outstanding ordinary shares of Macpell, with a trustee.

The Macpell Shareholders' Agreement provides that so long as Mr. Wolfson's direct or indirect holdings in Macpell are larger than those of Mr. Ruimi's, the trustee will vote for six directors appointed by Arwol and three directors appointed by Ruimi, out of a total of 11 directors, in the election of directors of Macpell. In any other case, the parties will direct the trustee to vote for directors according to their respective proportional interest in Macpell. Under the Macpell Shareholders' Agreement, the parties also agreed to cause Macpell to vote its Ordinary Shares in Tefron for four Directors designated by Arwol and one Director designated by Ruimi in the election of Tefron's Directors so long as Mr. Wolfson's direct or indirect holdings in Tefron are larger than those of Mr. Ruimi. In any other case, the distribution of the Directors on Tefron's Board will reflect the direct and indirect holdings (including through Macpell) of the parties in Tefron.

Pursuant to a purchase agreement, dated as of December 30, 1999, Riza, a company wholly-owned by Sigi Rabinowicz, purchased a portion of the ordinary shares of Macpell owned by Arwol, representing approximately 25.0% of the outstanding shares of Macpell. In connection with the purchase, Riza agreed to become a party to the Macpell Shareholders' Agreement and assume a pro rata portion of Arwol's rights and obligations under the Macpell Shareholders' Agreement. As a result, the Macpell Shareholders' Agreement provides that, so long as Mr. Wolfson's direct or indirect holdings in Macpell are larger than those of Mr. Ruimi, Messrs. Wolfson, Rabinowicz and Ruimi will each be entitled to appoint three, out of a total of eleven, directors of Macpell. In any other case, the parties will direct the trustee to vote for directors according to their respective proportional interest in Macpell. With respect to the election of Directors of Tefron, so long as Mr. Wolfson's direct or indirect holdings in Tefron are larger than those of Mr. Ruimi, Mr. Wolfson and Mr. Rabinowicz will each be entitled to vote for two Directors of Tefron, and Mr. Ruimi will be entitled to vote for one Director of Tefron. In any other case, the distribution of the Directors on Tefron's Board will reflect the direct and indirect holdings (including through Macpell) of the parties in Tefron.

Pursuant to the Macpell Shareholders' Agreement, the Tefron Ordinary Shares held by Macpell will be voted at each meeting of Tefron's shareholders by the trustee in accordance with the resolution of the shareholders party to the agreement, each shareholder having one vote for each Macpell share held by such shareholder.

The Macpell Shareholders' Agreement contains a right of first refusal in the event that either party wishes to sell its shares, and a tag-along right if either party finds a buyer outside of the Macpell Shareholders' Agreement who is willing to purchase the Macpell shares. It also provides that the parties to the Macpell Shareholders' Agreement shall retain their ownership of at least 50% of the Macpell shares they own as of the date the agreement was executed. The Macpell Shareholders' Agreement provides that the vote of the holders of 75% of the Macpell shares is required for Macpell to (i) enter another line of business, (ii) merge, consolidate or dispose of any of its substantial assets, (iii) purchase, lease or acquire another substantial company, (iv) wind-up Macpell, (v) make decisions regarding the allotment of Macpell shares and (vi) declare dividends. The Macpell Shareholders' Agreement specifically permits the sale of Macpell shares by Arwol to Sigi Rabinowicz or a company controlled by Sigi Rabinowicz, provided that the transferee agrees to be bound by the terms and conditions of the Macpell Shareholders' Agreement.

In September 2000, Mr. Wolfson transferred options to purchase 72,878 Ordinary Shares of Tefron to Mr. Rabinowicz in accordance with the terms of his employment agreement. These options were originally granted to Mr. Wolfson under the Share Option Plan pursuant to his employment agreement.

Pursuant to an agreement dated November 28, 2000, as amended on February 21, 2001, Arie Wolfson, through Arwol, purchased all of Tabriz' Ordinary Shares in the Company, totaling 1,695,690 Ordinary Shares, at US$14.00 per share. Tabriz is a Belgian company wholly-owned by IWC, a Panamanian company owned by trusts established by Ivor Wolfson for the benefit of himself and his family, including his son, Arie Wolfson. This purchase by Arie Wolfson resulted from his exercise on September 28, 2000 and his renegotiation of an option granted earlier by Tabriz to each of Messrs. Wolfson and Rabinowicz to purchase its 1,695,690 Ordinary Shares in the Company at an exercise price of US$17.40 per share. This option was granted by Tabriz pursuant to an agreement dated August 27, 1997, as subsequently amended on December 21, 1997, August 12, 1999 and January 24, 2000.

Lease Arrangement

On August 12, 1997, the Company entered into an agreement to lease until 2011 approximately 143,000 square feet of industrial space in a facility (the Hi-Tex 1 facility) adjacent to its current facilities in Segev from a wholly owned subsidiary of Macpell for a basic monthly rent of approximately US$61,500. The first rental payment was made upon entrance into the facility on October 1, 1999. On December 21, 1998, the Company entered into an agreement to lease until 2012 approximately 180,000 square feet of industrial space in a second facility (the Hi-Tex 2 facility) adjacent to the Company's current facilities in Segev from a wholly owned subsidiary of Macpell for a monthly rent of approximately US$76,888, as of March 31, 2002. The first rental payment was made upon entrance into the facility on March 1, 2000. The Company conducts its Hi-Tex manufacturing operations in these facilities. In Segev, the Company also leases from Macpell's subsidiary an 83,000 square foot facility under a lease that expires in 2008 for monthly rents, as of March 31, 2002, of approximately US$30,840 and a 65,000 square foot warehouse under a lease that expires 2012 for monthly rents of approximately US$21,000. The rent payable under these leases are linked to the Israeli and U.S. consumer product index as well as the exchange rate between the NIS and the dollar. The Company believes that the terms of the leases are no less favorable than those available to the Company from unaffiliated third parties.

All of these facilities are subject to a long-term lease agreement between Macpell's subsidiary and the Israel Land Authority. Under the terms of such lease agreement, Macpell's affiliate was granted a 49-year lease over such property.

Consultancy Agreement

Pursuant to a Consultancy Agreement, effective as of October 1, 2000, between Tefron and Macpell (the "Consultancy Agreement"), Macpell has agreed to provide certain consulting services to Tefron in exchange for a monthly consulting fee of US$20,000 plus reimbursement of out-of-pocket expenses. Such consulting services are provided primarily by Arie Wolfson, the Chairman of the Board and Chief Executive Officer of Macpell and a Director of Tefron. The consulting services include assisting the Company in strategic and periodic planning, providing management, financial, marketing and strategic consulting services and providing such other consulting services as requested by the Company from time to time.

The Consultancy Agreement has a one-year term which is automatically renewed unless earlier terminated by either party at any time by providing the other party with 30 days' advance notice.

Subject to the shareholders' approval of the Wolfson Agreement, the Company will terminate the Consultancy Agreement with Macpell upon execution of the Wolfson Agreement.

Purchase of Equipment

The Company acquired certain machinery and raw materials used in its production process from foreign manufacturers who are represented by an entity in Israel which was a related party until the year 2000. The acquisitions of machinery from these manufacturers amounted to approximately $14.5 million and $10.8 million for the years 1999 and 2000, respectively. Other acquisitions of mainly raw materials from these manufacturers amounted to approximately $2.1 million and $1.8 million for the years 1999 and 2000, respectively. The Company believes these prices to be no less favorable than those available to the Company from unaffiliated third parties. See Note 21 of the Notes to the Consolidated Financial Statements.

PROPOSAL ONE: ELECTION OF DIRECTORS

The Company's Board of Directors has nominated six persons to be elected at the Meeting to serve as Directors of the Company, who, together with the Company's two external directors, will constitute the entire eight member Board of Directors. All of the nominees currently serve as Directors of the Company and are nominated to serve as Directors until the close of the next Annual General Meeting. It is the intention of the persons named in the proxy to vote for the election of the persons named below. If any nominee is unable or unwilling to serve (which the Board of Directors does not anticipate), the persons named in the proxy will vote in their discretion for another person.

The following information is supplied with respect to each person nominated and recommended to be elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominees. Reference is made to "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation—Employment Agreements" for information pertaining to stock ownership by the nominees.

Name	Age	Position with Company
Sigi Rabinowicz.............	53	Chairman of the Board and President (1)
Yosef Shiran..................	40	Chief Executive Officer and Director
Arie Wolfson..................	40	Director (1)
Lenny Recanati	48	Director
Avi Ruimi......................	46	Director
Arie Arieli................	50	Director (2)

(1) Following the shareholders' approval of the terms of the proposed employment/consulting agreement between the Company and Arie Wolfson, Mr. Rabinowicz will resign as Chairman of the Board and Mr. Wolfson will be appointed as Chairman of the Board. See "Proposal Three: Approval of the Terms of an Employment Agreement With Sigi Rabinowicz, Currently Chairman of the Board and President of the Company" and "Proposal Five: Approval of the Terms of an Employment Agreement with Arie Wolfson."

(2) Mr. Arieli has been serving as an External Director of the Company since July 2000 and qualifies as an independent director of the Company under the rules of the New York Stock Exchange.

Sigi Rabinowicz joined the Company in 1977 and has served as Chairman of the Board and President since January 2001. Mr. Rabinowicz served as Chief Executive Officer from 1990 to 2000. Mr. Rabinowicz has also served as a director of Macpell since April 21, 1998. Mr. Rabinowicz has over 25 years of experience in the textile industry in Israel and abroad. Prior to joining the Company, Mr. Rabinowicz was the General Manager of Kortex Hosiery Mills in Australia, which was subsequently acquired by Sara Lee Corporation.

Yosef Shiran joined the Company in January 2001 as Chief Executive Officer. Prior to joining the Company, Mr. Shiran was the General Manager of Technoplast Industries, an injection molding and extrusion company, from 1995 to 2000. Mr. Shiran has over 14 years of management experience. Mr. Shiran holds a B.S. degree in Industrial Engineering from Ben-Gurion University and a masters degree in Business Administration from Bar-Ilan University.

Arie Wolfson joined the Company in 1987 and currently serves as a Director of the Company. Until his resignation in September 2000, Mr. Wolfson served as Chairman of the Board of Directors since 1997 and President since 1993, prior to which time Mr. Wolfson served as Chief Financial Officer from 1988 to 1990 and Assistant to the Chief Executive Officer from 1990 to 1993. Mr. Wolfson has also served as Chief Executive Officer of Macpell since May 17, 1998 as well as Chairman of the Board of Macpell since April 21, 1998.

Lenny Recanati has been a Director of the Company since 1988. Mr. Recanati currently serves as an Executive Vice President and a director of Discount Investment Corporation Ltd., the Chairman of the Board of Directors of Ilanot Betucha Investments House Ltd., a director of and a member of the Board of Directors of IDB Holdings Ltd. and of other companies in the IDB Group.

Avi Ruimi was appointed as a Director of the Company on February 18, 2000. Mr. Ruimi has served as President of Shiron Corp. Inc. since 1999 and as President of Buffolo Alta Corp. from 1996. Prior to that he was President and Chairman of the Board of Auto Shade, Inc. Mr. Ruimi has also served as a director of Macpell since March 1, 2000.

Arie Arieli has been serving as an external director of the Company since July 2000. Since 1988, Mr. Arieli has been the legal counsel for the Israel Phoenix Insurance Company. Mr. Arieli has served as Director of the Public for Offer Commercial Centers Ltd. between 1993 and 1998 and is currently serving as an External Director for Amit Profitable Company for the Management of Pensions and Compensation Ltd. and for Master-Bit, the Israeli Students Insurance Agency Ltd.

The affirmative vote of holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

The Board of Directors recommends a vote FOR the election of all the above nominees.

Independent/External Directors

Israeli Companies Law Requirements

The Company is subject to the provisions of the Israeli Companies Law, 5759-1999 (the "Companies Law"). Under the Companies Law, the Company is required to have two External Directors.

The Companies Law provides that a person may not be appointed as an external director if he or his relative, partner, employer or any entity under his control has or had during the two years preceding the date of appointment any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term "affiliation" includes an employment relationship, a business or professional relationship maintained on a regular basis, control, and service as an office holder. No person can serve as an external director if the person's position or other business creates, or may create, conflicts of interest with the person's responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

External directors are to be elected by a majority vote at a shareholders' meeting, provided that either: (1) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election; or (2) the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company. The initial term of an external director is three years and may be extended for an additional three years. Each committee of a company's board of directors is required to include at least one external director, and the audit committee must include the external directors, as described below.

As of June 15, 2002, the Company's External Directors were Arie Arieli, Zvi Greengold and Ofer Tsimchi.

New York Stock Exchange Requirements

The Company's Ordinary Shares are listed on the New York Stock Exchange, and the Company is subject to the rules of the NYSE applicable to listed companies. Under the NYSE rules, the Company is required to have a minimum of three independent directors. The independence standard under the NYSE rules generally excludes (1) any person who is an employee of a company or its affiliates or any person who is an immediate family member of an executive officer of a company or its affiliates, until the lapse of three years from the termination of such employment, (2) any person who is a partner, controlling shareholder or executive officer of an organization that has a business relationship with the company or who has a direct business relationship with the company, unless the board of directors of the company determines that the business relationship does not interfere with such person's independent judgment, or unless three years have lapsed from the termination of such relationship or his status as a partner, controlling shareholder or executive officer, and (3) any person who is employed as an executive of another corporation where any of the company's executives serves on that corporation's compensation committee.

As of June 15, 2002, Messrs. Arieli, Greengold and Tsimchi were independent directors in accordance with the NYSE rules.

Audit Committee

Companies Law Requirements. Under the Companies Law, the board of directors of any company that is required to nominate external directors must also appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding the chairman of the board of directors, the general manager, the chief executive officer, a controlling shareholder and any director employed by the company or who provides services to the company on a regular basis. Among the roles of the audit committee is to examine flaws in the business management of the company, in consultation with the internal auditor and the company's independent accountants, and suggest appropriate course of action. The audit committee also determines whether to approve certain actions and transactions with related parties. Arrangements regarding compensation of directors require the approval of the audit committee and the shareholders.

NYSE Requirements. Under NYSE rules, the Company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. The responsibilities of an audit committee under NYSE rules include evaluating the independence of a company's outside auditors.

As of June 15, 2002, the members of the Company's audit committee were Arie Arieli, Zvi Greengold, and Ofer Tsimchi.

Duties of Directors

The Companies Law codifies the duty of care and fiduciary duties that an "Office Holder" (as defined below) owes to a company. An Office Holder's duty of care and fiduciary duty include avoiding any conflict of interest between the Office Holder's position in the company and his personal affairs, any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and revealing any information or documents relating to the company's affairs which the Office Holder has received due to his position as an Office Holder. An Office Holder is defined as a director, managing director, chief business manager or chief executive officer, executive vice president, vice president, other manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title. Under the Companies Law, all arrangements as to compensation by the company of Office Holders who are not directors require approval of the board of directors. Arrangements regarding the compensation of directors also require the approval of the audit committee and the shareholders.

Board Meetings and Committees

During 2001, the Board of Directors held eight meetings.

The Board of Directors of the Company has established an Audit Committee, Compensation Committee and Contributions Committee. The Audit Committee exercises the powers of the Board of Directors with respect to the accounting, reporting and financial control practices of the Company, including exercising the responsibility, where appropriate, for reviewing potential conflicts of interest situations. The Compensation Committee administers the Company's executive compensation and the Share Option Plan. Members of the Compensation Committee are Messrs. Greengold, Arieli, Tsimchi, Recanati and Ruimi. The Articles of

Association provide that the Company may contribute reasonable sums for worthy causes, even if the contribution is not in the frame of the Company's business considerations. The Board of Directors has delegated this power to the Contributions Committee. Members of the Contributions Committee are Messrs. Rabinowicz, Greengold, Arieli and Ruimi.

Under the Companies Law, the Company has appointed an internal auditor, as recommended by the Audit Committee. The internal auditor must, among other things, examine whether the Company's acts comply with the law and orderly business procedures. The chairman of the Board of Directors or the chairman of the Audit Committee may ask the internal auditor to investigate additional issues that require immediate attention. The internal auditor reports his findings to the chairman of the Board of Directors, to the managing director and to the chairman of the Audit Committee. The internal auditor is entitled to attend meetings of the audit committee, and is entitled to ask the chairman of the Audit Committee to convene meetings.

Macpell Shareholders' Agreement

The designees of Macpell on Tefron's Board of Directors pursuant to an agreement among shareholders of Macpell are Messrs. Wolfson, Rabinowicz and Ruimi. The designee of DIC and PEC is Mr. Recanati . See "Certain Transactions - Relationships and Transactions with Macpell".

PROPOSAL TWO: APPROVAL OF DIRECTORS' FEES

Under the Companies Law, shareholders must approve the payment of compensation and fees to Directors of the Company. At the Meeting, shareholders will be asked to approve that, for 2002:

1. Each of the Directors will receive a fee that is within the range prescribed by Israeli law for external directors, currently NIS 1,500 (approximately US$300) per meeting of the Board of Directors and a yearly fee in the amount of NIS 39,030 (approximately US$8,000).

2. The fees will be increased, if so required, in accordance with the fee and expenses requirements prescribed by Israeli law.

3. Each of the Directors, other than the External Directors, will be reimbursed for expenses incurred in connection with meetings of the Board of Directors or of any committee thereof which he attends.

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

The Board of Directors recommends a vote FOR the approval of the Directors' fees as set forth above.

PROXY

TEFRON LTD.

PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

July 3, 2002

Mr. Sigi Rabinowicz, Mr. Yosef Shiran, Mr. Gil Rozen, Ms. Tchiya R. Fortus, or any of them[(1)], with power of substitution in each, are hereby authorized to represent the undersigned at the Annual General Meeting of the shareholders of Tefron Ltd. (the "Company"), to be held at the Company's offices located at 28 Chida Street, Bnei Brak, Israel, on August 5, 2002 at 11:00 a.m., local time, and at any adjournments or postponements thereof, and thereat to vote, as indicated on the reverse side of this proxy card, the same number of Ordinary Shares, par value NIS 1.00 per share, of the Company as the undersigned would be entitled to vote if then personally present.

(1) If you wish to appoint another proxy to the exclusion of the aforementioned, please insert the name of such proxy in the space provided (in the event that you insert a name, none of the aforementioned proxies will vote on your behalf):

______________________________.

THE SHARES REPRESENTED BY THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE ADOPTION OF THE PROPOSED RESOLUTIONS. THE PROXIES ARE AUTHORIZED IN THEIR DISCRETION TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING, OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

This Proxy is Solicited on Behalf of the Board of Directors of the Company.

(continued and to be signed on reverse side)

Please date, sign, and mail your proxy card back as soon as possible!

Annual General Meeting of Shareholders
TEFRON LTD.

August 5, 2002

Please Detach and Mail in the Envelope Provided

A ☒ Please mark your votes as in this example

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

"Personal Interest" means – the personal interest of a person in an action or a transaction of the Company, including the personal interest of a relative or of another corporation which he or his relative have interests in but not including the personal interest that arises merely from holding shares in the Company.

1. Election of Directors: FOR ☐ ABSTAIN ☐

(To withhold authority to vote for any individual nominee, print that nominee's name on space provided below.)

____

Nominees: Mr. Sigi Rabinowicz
Mr. Yosef Shiran
Mr. Arie Wolfson
Mr. Lenny Recanati
Mr. Avi Ruimi
Mr. Arie Arieli

2. Approval of Directors' fees. FOR ☐ AGAINST ☐ ABSTAIN ☐

Personal interest in the decision. YES ☐ NO ☐

3. Approval of the terms of an employment agreement with Mr. Sigi Rabinowicz, currently the Chairman of the Board and President of the Company. FOR ☐ AGAINST ☐ ABSTAIN ☐

Personal interest in the decision. YES ☐ NO ☐

4. Approval of a bonus payment and the issuance of options to purchase Ordinary Shares of the Company to Mr. Yosef Shiran, Chief Executive Officer and a Director of the Company. FOR ☐ AGAINST ☐ ABSTAIN ☐

5. Approval of the terms of an employmentconsulting agreement with Mr. Arie Wolfson, a Director of the Company. FOR ☐ AGAINST ☐ ABSTAIN ☐

Personal interest in the decision. YES ☐ NO ☐

6. Approval of letters of exemption and indemnification to each of the directors of the Company. FOR ☐ AGAINST ☐ ABSTAIN ☐

Personal interest in the decision.. YES ☐ NO ☐

7. Approval to amend the Company's Articles of Association to provide that the Board of Directors may adopt a resolution in writing if such resolution is approved by at least 75% of directors then in office. FOR ☐ AGAINST ☐ ABSTAIN ☐

8. Approval of the appointment of Kost, Forer & Gabbay, a member firm of Ernst & Young International, as auditors of the Company for the year ending Decmber 31, 2002 and for the period until the next Annual General Meeting and authorization of the Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services. FOR ☐ AGAINST ☐ ABSTAIN ☐

Signature______________________
Title or Authority______________________
Signature if held jointly______________________ Date:______________________, 2002

INSTRUCTIONS: Please sign exactly as your name appears hereon. If signing as representative, please indicate title or authority. For joint accounts, all owners should sign.

THE UNDERSIGNED ACKNOWLEDGES RECEIPT OF THE PROXY STATEMENT OF TEFRON LTD.

PROPOSAL THREE: APPROVAL OF THE TERMS OF AN EMPLOYMENT AGREEMENT WITH SIGI RABINOWICZ, CURRENTLY CHAIRMAN OF THE BOARD AND PRESIDENT OF THE COMPANY.

Following the shareholders' approval of the terms proposed in an the Wolfson Agreement between the Company and Arie Wolfson described in this Proxy Statement, Sigi Rabinowicz, Chairman of the Board and President of the Company, will resign as Chairman and Mr. Wolfson will be appointed as Chairman of the Board. Mr. Rabinowicz will retain his title as President and will assume the role of Executive Vice President Sales and Marketing and will execute a new employment agreement with the Company.

The Shareholders are being asked to approve the terms of the new employment agreement between the Company and Mr. Rabinowicz (the "Rabinowicz Agreement"), pursuant to which Mr. Rabinowicz will serve as President of the Company and Executive Vice President Sales and Marketing. Under the terms of the Rabinowicz Agreement, the Company will continue to pay or provide to Mr. Rabinowicz: (1) monthly compensation in the amount of US $20,000, payable in New Israeli Shekels, (2) reimbursement of other standard expenses, (3) benefits such as the provision of an automobile, vacation, sick leave, and management and disability insurance contributions, and (4) a bonus to be determined by the audit committee that is to be not less than 1.5% and no higher than 2.5% of the Company's net profits, as calculated in the employment agreement. If the audit committee determines that the bonus should be greater than 1.5% of net profits, such determination shall be subject to the approvals of the Board of Directors and the shareholders at a General Meeting of the shareholders of the Company, unless such approvals are not required under applicable law. In addition, the Company will grant to Mr. Rabinowicz options to purchase 291,512 Ordinary Shares with an exercise price per share not less than 85% of the market price per Company Ordinary Share known at the time of the grant, and in any event not less than US $3.50. Such grant follows the cancellation of 291,512 options previously granted to Mr. Rabinowicz with an exercise price per share of US $17.00. See "Executive Compensation - Employment Agreements." Such options will be subject to the terms and conditions of the Company's Share Option Plan. Such options will vest, subject to any relevant tax laws, as follows:

1. 97,170 options will be exercisable one year from the date the shareholders approve the Rabinowicz Agreement;
2. 97,171 options will be exercisable two years from the date the shareholders approve the Rabinowicz Agreement; and
3. 97,171 options will be exercisable three years from the date the shareholders approve the Rabinowicz Agreement.

In the event the Rabinowicz Agreement is terminated within 12 months of the date of shareholders' approval of the agreement, Mr. Rabinowicz will be entitled to exercise the options he would otherwise be entitled to exercise as of such date for a period of 12 months after such termination.

In the event the Rabinowicz Agreement is terminated between 12 to 18 months after the date of shareholders' approval of the agreement, Mr. Rabinowicz will be entitled to exercise the options he would otherwise be entitled to exercise as of such date for a period of 30 months after such termination.

In the event the Rabinowicz Agreement is terminated after 18 months from the date of shareholders' approval of the agreement, Mr. Rabinowicz will be entitled to exercise the options he would otherwise be entitled to exercise as of such date for a period ending 36 months after such termination.

In case of a cash dividend distribution of more than US$1.00 per share, the exercise price of the options which at that time are not exercisable will be amended to reflect the x-dividend price of the share. The calculation of the x-dividend price of the share will not take into consideration the portion of the cash dividend up to US$1.00.

In the event the Company terminates the employment agreement because of a "change of control," Mr. Rabinowicz will be entitled to exercise one-half of his options that are not exercisable at the time of termination. In such a case, Mr. Rabinowicz will be entitled to exercise these options within 30 days of the termination notice. A "change of control" is defined as (i) the sale by DIC of all of its shares in the Company, (ii) the sale by Arwol of all of its shares in the Company or (iii) the sale by Macpell and/or DIC and/or Arwol or Tabriz Anstalt Limited NV (the "Group") of more than 17% of the share capital of the Company, and neither the Group nor any of its individuals will be the controlling shareholder of the Company. However, a sale of shares to one of the Company's shareholders, or a sale of shares to a corporation under the control of, or affiliate to, the seller, or a sale to a corporation under the control of, or affiliate to, any of Messrs. Wolfson, Rabinowicz or Ruimi or their respective family relatives, will not be considered a "change of control."

Because Mr. Rabinowitz is considered to be a "controlling shareholder" under the Companies Law, the approval of the terms of the Rabinowicz Agreement requires that either:

- the majority of votes at the meeting includes at least one-third (1/3) of all the votes of shareholders without a personal interest in the approval of the terms of the agreement, and who are present and voting, in person or by proxy, at the meeting, without taking abstentions into account; or

- the total number of opposing votes from the shareholders without a personal interest does not exceed one percent (1%) of all the voting rights in the Company..

The Board of Directors recommends a vote FOR the approval of the terms of a new employment agreement with Sigi Rabinowicz, Chairman of the Board and President of the company.

PROPOSAL FOUR: APPROVAL OF A BONUS PAYMENT AND GRANT OF OPTIONS TO YOSEF SHIRAN, CHIEF EXECUTIVE OFFICER AND A DIRECTOR OF THE COMPANY.

As discussed above under Executive Compensation, Mr. Shiran is party to an employment agreement with the Company that provided for a monthly base salary plus an annual bonus. The Board of Directors is of the opinion that Mr. Shiran has faithfully fulfilled his duties to the Company during the year ended December 31, 2001. Therefore, the Board of Directors and the Audit Committee recommend that the Company pay to Mr. Shiran a bonus for the year ended December 31, 2001, equivalent to three months of his gross salary (an amount of approximately US $60,000) and grant Mr. Shiran options to purchase 15,000 Ordinary Shares of the Company at an exercise price per share which is the greater of (i) US $3.50 or (ii) market price per Company Ordinary Share known at the time of the grant. Such options will be subject to the Company's 1997 Share Option Plan.

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

The Board of Directors recommends a vote FOR the approval of the bonus payment and grant of options to Yosef Shiran, Chief Executive Officer and director of the Company, as set forth above.

PROPOSAL FIVE: APPROVAL OF THE TERMS OF AN EMPLOYMENT/CONSULTING AGREEMENT WITH ARIE WOLFSON

The Shareholders are being asked to approve the terms of an employment/consulting agreement between the Company and Mr. Wolfson (the "Wolfson Agreement") pursuant to which Mr. Wolfson will serve as Chairman of the Board of Directors and provide, among other things, strategic consulting services to the Company, which to date have been provided by Macpell pursuant to the Consultancy Agreement described under "Certain Transactions - Relationships and Transactions with Macpell." Under the terms of the Wolfson Agreement, the Company will pay to Mr. Wolfson, or to a company under his control: (1) compensation for such consulting services in the amount of US $15,000 per month, payable in New Israeli Shekels, (2) reimbursement of automobile expenses, (3) reimbursement of telephone expenses, and (4) reimbursement of other standard expenses customarily provided to persons serving as Chairman of the Board in Israel. Such payments will replace payments currently being made to Macpell in the amount of $20,000 per month. In addition, the Company will grant to Mr. Wolfson options to purchase 225,000 Ordinary shares at an exercise price per share not less than 85% of the market price per Company Ordinary Share known at the time of the grant, and in any event not less than US $3.50. Such options will be issued in accordance with the Company's 1997 Share Option Plan and will be exercisable, subject to relevant tax laws, as follows:

(1) 75,000 options will be exercisable one year from the date the shareholders approve the Wolfson Agreement;

(2) 75,000 options will be exercisable one year from the date the shareholders approve the Wolfson Agreement; and

(3) 75,000 options will be exercisable one year from the date the shareholders approve the Wolfson Agreement.

In the event the Wolfson Agreement is terminated within 12 months of the date of shareholders' approval of the agreement, Mr. Wolfson will be entitled to exercise the options he would otherwise be entitled to exercise as of such date for a period of 12 months after such termination.

In the event the Wolfson Agreement is terminated between 12 to 18 months after the date of shareholders' approval of the agreement, Mr. Wolfson will be entitled to exercise the options he would otherwise be entitled to exercise as of such date for a period of 30 months after such termination.

In the event the Wolfson Agreement is terminated after 18 months of the date of shareholders' approval of the agreement, Mr. Wolfson will be entitled to exercise the options he would otherwise be entitled to exercise as of such date for a period ending 36 months after such termination.

Subject to the shareholders' approval of the Wolfson Agreement and immediately after the Meeting, Mr. Wolfson will be appointed as Chairman of the Board of Directors of the Company.

Because Mr. Wolfson is considered to be a "controlling shareholder" under the Companies Law, the approval of the terms of the Wolfson Agreement requires that either:

- the majority of votes at the meeting includes at least one-third (1/3) of all the votes of shareholders without a personal interest in the approval of the terms of the agreement, and who are present and voting, in person or by proxy, at the meeting, without taking abstentions into account; or

- the total number of opposing votes from the shareholders without a personal interest does not exceed one percent (1%) of all the voting rights in the Company.

The Board of Directors recommends a vote FOR the terms of the new employment/consulting agreement with Arie Wolfson.

PROPOSAL SIX: APPROVAL OF THE ISSUANCE OF LETTERS OF RELEASE AND INDEMNIFICATION TO EACH OF THE DIRECTORS OF THE COMPANY

The Company intends to issue to its directors and officers (including those directors and officers whose service has already ended), letters of release and indemnification in relation to events that will occur or may have occurred since February 1, 2000, the date the Companies Law became effective. A translation of the form letter of release and indemnification that the Company intends to issue is attached hereto as Appendix A. Appendix A is a translation from Hebrew to English of the form of actual letters of release and indemnification which will be issued in Hebrew, which actual Hebrew letters will be the binding documents. The aggregate amount of indemnification shall not exceed an amount equal to the greater of US $5,000,000 or the sum of all insurance benefits received by the Company from time to time in connection with the indemnified events listed below within the scope of any company officers' insurance, in either case plus 25% of the Company's shareholder's equity as stated in the Company's financial statements for the year ending December 31, 2001, for all directors and officers and all events to be indemnified.

The Company is proposing that the shareholders approve the issuance of letters of release and indemnification to each of the directors of the Company, as approved by the Audit Committee and the Board of Directors of the Company. The Companies Law requires the Company to obtain the approval of shareholders, in addition to the approval of the Audit Committee and the Board of Directors, in connection with the issuance of letters of release and indemnification to the directors of the Company. The Companies Law requires the Company to obtain the approval of only the Audit Committee and the Board of Directors in connection with the issuance of letters of exemption and indemnification to officers of the Company who are not directors. The Audit Committee and the Board of Directors of the Company have previously approved the issuance of letters of release and indemnification to each of the officers of the Company in the same form as is proposed to be issued to each of the directors of the Company.

In the letters of indemnification, the Company undertakes to indemnify its directors and officers, in connection with certain events, including but not limited to, the following:

1. Acts in connection with investments performed by the Company, a subsidiary or affiliate, as more specifically set forth in Appendix A.

2. An offering of securities, including public and private offerings of securities, as more specifically set forth in Appendix A..

3. A credit, sale or purchase of assets transaction, as more specifically set forth in Appendix A.

4. Reporting or notification submitted pursuant to the Companies Law or the Securities Law, as more specifically set forth in Appendix A.

5. Acts in connection with the employment of employees, as more specifically set forth in Appendix A.

6. Acts or decisions in connection with drafting or approval of financial statements, business plans or forecasts in connection with the Company, a subsidiary or affiliate

7. Civil or criminal actions within the ordinary and regular course of business of the Company, and exceptional transactions of the Company, as specifically set forth in Appendix A.

8. Derivative or class actions in connection with the Company, a subsidiary or affiliate, as more specifically set forth in Appendix A.

Because certain of the Directors to whom these letters will be issued are considered to be "controlling shareholders", the approval of this resolution requires either:

- the majority of votes at the meeting includes at least one-third (1/3) of all the votes of shareholders without a personal interest in the approval of the issuance of the letters, and who are present and voting, in person or by proxy, at the meeting, without taking abstentions into account; or

- the total number of opposing votes from the shareholders without a personal interest does not exceed one percent (1%) of all the voting rights in the Company.

The Board of Directors recommends a vote FOR the issuance of letters of release and indemnification to each of the directors of the Company.

PROPOSAL SEVEN: APPROVAL OF THE AMENDMENT TO THE COMPANY'S ARTICLES OF ASSOCIATION

Shareholders are being asked to approve an amendment to the Company's Articles of Association which would provide the board with additional flexibility to take corporate action. Under the Company's current Articles of Association, a resolution may be approved by the Board of Directors in writing only if the resolution is signed by 100% of the directors then in office. The proposed amendment would provide that, so long as all of the Company's directors entitled to participate in a decision agree in writing, the Board of Directors may adopt such resolution in writing if such resolution is signed by at least 75% of directors then in office. Specifically, the Board of Directors recommends that Article 36(c) of the Company's Articles of Association be amended to read as follows:

> The board of directors may adopt resolutions without actually convening, provided that all the directors then in office entitled to participate in a discussion and vote on a matter brought for resolution have agreed to a resolution in writing (by letter, facsimile, electronic mail or otherwise). A resolution adopted by the board of directors without actually convening shall require the approval of at least 75% of the members of the board of directors entitled to vote thereon and thus approved, shall be deemed to have been adopted by a meeting of the Board of Directors duly convened and held.

The affirmative vote of the holders of 75% or more of the outstanding Ordinary Shares of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of this Special Resolution.

The Board of Directors recommends a vote FOR this resolution.

PROPOSAL EIGHT: APPROVAL OF APPOINTMENT OF AUDITORS

Shareholders will be asked to approve the appointment of Kost Forer & Gabbay, a member firm of Ernst & Young International, as auditors of the Company for the year ending December 31, 2002 and for the period until the next Annual General Meeting of shareholders and to authorize the Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services. During the Meeting, the Board of Directors will state the amounts paid to the Company's past auditors for their services in the last year. A representative of Kost Forer & Gabbay is expected to be present at the Meeting and will be given an opportunity to make a statement if he desires to do so and to respond to appropriate questions. Luboshitz, Kasierer & Co., a member firm of Arthur Andersen, were the auditors for the Company for the year ended December 31, 2001. The remuneration which the Company is expected to pay to Kost Forer & Gabbay is estimated to be less than that paid to Luboshitz, Kasierer & Co. During the Company's two most recent fiscal years, there were no disagreements with Luboshitz, Kasierer & Co. on any matter of accounting principles or practices or financial statement disclosure which disagreements, if not resolved to the satisfaction of Luboshitz, Kasierer & Co., would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

The Board of Directors recommends a vote FOR the appointment of Kost Forer & Gabbay a member firm of Ernst & Young International, as the Company's auditors and authorization of the Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services.

REVIEW OF THE REPORT OF DIRECTORS, FINANCIAL STATEMENTS AND AUDITORS' REPORT

The Report of Directors for the year ended December 31, 2001 and the audited consolidated Financial Statements of the Company and the Auditors' Report in respect thereof for the year ended December 31, 2001 are presented in the Company's 2001 Annual Report to Shareholders which is enclosed herewith. In accordance with applicable Israeli law, at the Meeting, the Directors will review the Report of Directors, the Financial Statements and the Auditors' Report in respect thereof and will answer appropriate questions relating thereto.

The Company's annual report on Form 20-F for the year ended December 31, 2001, which was filed with the U.S. Securities and Exchange Commission, will be mailed, excluding exhibits, without charge to any shareholder entitled to vote at the Meeting, upon written request to: Tefron Ltd., 28 Chida Street, Bnei-Brak, Israel, 51371, Attention: Michal Schiller.

OTHER MATTERS

The Board of Directors knows of no matters that are to be brought before the meeting other than as set forth in the Notice of Annual General Meeting. If any other matter properly comes before the meeting, the persons named in the enclosed form of proxy are authorized to vote on such matter using their discretion.

By Order of the Board of Directors

SIGI RABINOWICZ
Chairman of the Board of Directors
and President
July 3, 2002
Bnei-Brak, Israel

APPENDIX A

English Translation of the Hebrew Original Letter of Release and Indemnification

[Tefron Ltd. company letterhead]

February ______, 2002

____

____

____

Re: Letter of Release and Indemnification

WHEREAS on ________(date) the Board of Directors of Tefron Ltd. (hereinafter: the "**Company**"), after obtaining the approval of the Audit Committee of the Company, resolved to approve a prior grant of release from liability and an advance undertaking of indemnification by the Company to the Directors and other officers of the Company (jointly referred to hereunder as the "**Officers**"), pursuant to the provisions of this Letter of Release and Indemnification; and

WHEREAS on _________, 2002 the General Meeting of the Company approved the aforesaid resolution (hereinafter: the "**Indemnification Resolution**"); and

WHEREAS on _________ (date) you were appointed to serve in the position of ________________________(director/Officer) of the Company.

Now therefore the Company hereby certifies and undertakes the following:

1. 1.1 The Company hereby releases you from any liability towards the Company for any damage incurred to the Company as a result of any breach of your duty of care to the Company where you acted in good faith and within the scope of your position as Officer of the Company.

1.2 Subject to the provisions of any law, the Company shall indemnify you for any obligation or expense as set forth in section 2 hereunder, imposed on you as a result of one or more of the following incidents:

(a) your activities within the scope of your position as Officer of the Company;

(b) your activities within the scope of your position, at the request of the Company, as officer of any other company whatsoever (hereinafter: "**Another Company**");

that were associated either directly or indirectly with one or more of the classes of incidents set forth in the Schedule to this Letter of Release and Indemnification (hereinafter: the "**Determining Classes of Incidents**") or any matter associated directly or indirectly with the Determining Classes of Incidents, provided however that the maximum amount of aforesaid indemnification shall not exceed the amount specified in section 3 hereunder.

2. The indemnification undertaking according to section 1.2 above shall be effective concerning anyliability or expense s which is indemnifiable according to the law, as follows:

2.1 a monetary liability imposed on you in favor of another person under a judgment, including a judgment granted in the case of a settlement or an arbitral award approved by the court;

2.2 reasonable legal expenses, including attorneys' fees, disbursed or which you shall be ordered to pay by a court in proceedings filed against you by the Company or Another Company, as the case may be, or in the name of either of the aforesaid or by any other person or under a criminal charge from which you may be exonerated, or under a criminal charge of which you are convicted not requiring proof of any *mens rea*.

3. The total aggregate amount of indemnification to be paid by the Company under all letters of indemnification to be issued by the Company to the Officers of the Company under the Indemnification Resolutions (hereinafter: the "Letters of Indemnification") shall not exceed the greater of US $5,000,000 or an amount equal to the total of all the insurance proceeds for the Determining Classes of Incidents received by the Company from time to time within the scope of any directors' and officers' liability insurance (which as of the date of this letter totals ____________), in either case plus an additional amount equal to 25% (twenty five percent) of the Effective Equity Capital of the Company (hereinafter: the "**Maximum Indemnification Amount**"). For this purpose, the Effective Equity Capital of the Company means the amount of Company equity capital as of December 31, 2001, according to the audited financial statements for the year ending on that date, as it may be adjusted from time to time according to the rate of increase in the consumer price index since that date.

Should the total amounts of indemnification to be paid by the Company at any time whatsoever, plus the total of all amounts of indemnification paid by the Company until such date, all in accordance with the Letters of Indemnification, exceed the Maximum Indemnification Amount, the Maximum Indemnification

Amount or the balance thereof, as the case may be, shall be divided between the Officers of the Company entitled to the aforesaid amounts of indemnification for demands which they submitted to the Company under the Letters of Indemnification and not paid to them prior to the aforesaid date, in such manner that the amount of indemnification actually received by each of the aforesaid Officers shall be calculated according to the ratio between the amount of indemnification owed to each of the Officers and the aggregate amount of indemnification owed to each of the aforesaid Officers on that date for those demands.

4. Upon the occurrence of any incident by virtue of which you are likely to be entitled to indemnification according to the aforesaid, the Company shall provide you, from time to time, with the funds required to cover the expenses and various other payments incidental to handling each of the proceedings against you in connection with the incident in question so that you shall not be required to pay or finance them yourself, all subject to the terms and conditions specified in this Letter of Release and Indemnification.

5. Without derogating from the aforesaid, the indemnification under this Letter of Release and Indemnification is subject to the following conditions:

5.1 You shall notify the Company of any legal proceeding commenced against you or any suspicion or threat of any such proceeding being commenced against you in connection with any incident in respect of which the indemnification is likely to apply, reasonably promptly after your first becoming aware of it and you shall notify the Company, or to whom it shall instruct you, of any document in connection with the proceeding that was served upon you by the person initiating the proceedings or any person acting on behalf thereof.

5.2 The Company shall be entitled to take on your legal defense in any such proceeding and/or to hand your defense over to any attorney whom the Company chooses for this purpose, taking into consideration the obligations of the Company under the policy and the possibility of appointing an attorney on behalf of the Insurer (apart from any attorney who is not acceptable to you on reasonable grounds). Within the scope of handling your defense, the Company and/or the aforesaid attorney shall act to bring about the termination of the aforesaid proceeding. The attorney appointed by the Company as aforesaid shall act and owe a fiduciary obligation to you and the Company. In the event of any conflict of interests between you and the Company in your defense before the proceeding in question, you may hire your own attorney to act on your behalf in handling your defense and the provisions of this Letter of Indemnification shall apply to your expenses for the aforesaid appointment. The Company may not terminate the aforesaid proceeding by any settlement requiring you to pay for any amount for which you shall not be indemnified under this Letter of Release and Indemnification and not paid within the scope of the insurance policy, except with your prior written consent thereto, provided however that you shall not refuse to grant your consent on grounds which are not reasonable. At the request of the Company you shall sign a document authorizing the Company and/or any such attorney, to act in your defense on your behalf at the proceeding in question and represent you in any matter in connection therewith, pursuant to the aforesaid.

You shall cooperate with the Company and/or any such aforesaid attorney in any reasonable manner required by the aforesaid persons within the scope of handling your defense in connection with the legal proceeding in question, provided however that the Company takes care to cover all your expenses incidental thereto so that you shall not be required to pay or finance such expenses yourself, subject to the provisions of section 3 above. The Company shall be released from the aforesaid obligation to cooperate wherever it is likely to prejudice your defense before any legal proceeding against you, provided however that this is approved by a committee of the Board of Directors of the Company, including at least one external director among its members.

5.3 Whether or not the Company acts according to the provisions of section 5.2 above, it shall take care to cover the liabilities and expenses stated in section 2 above so that you shall not be required to pay or finance the aforesaid yourself, without this derogating from the indemnification promised under the provisions of this Letter of Indemnification, subject to the above provisions of section 3.

5.4 The indemnification in connection with any legal proceeding whatsoever against you, as stated in this Letter of Release and Indemnification, shall not be effective in respect of any amount owed by you in consequence of any settlement or arbitration, unless the Company gave its written consent to any such settlement or the holding of any such arbitration, as the case may be.

5.5 The Company shall not be required to pay amounts under this Letter of Release and Indemnification for any incident whatsoever wherever the aforesaid amounts were actually paid to you, on your behalf or in your place in any manner whatsoever within the scope of any other indemnification or undertaking to indemnify any other person whatsoever apart from the Company, including any insurance proceeds. In this regard it shall be clarified that any amount of deductible applying to you under the aforesaid policy terms shall not be deemed an amount actually paid.

5.6 Upon a request for performance of payment in connection with any incident whatsoever under this Letter of Release and Indemnification, the Company shall take any action necessary under the provisions of any law for payment thereof and shall act to arrange any approval, if required, in connection therewith. Should any such approval be required for payment and such payment is not approved in accordance therewith, for any reason whatsoever, such payment or any part thereof not approved as aforesaid, shall be subject to the approval of the court and the Company shall act to obtain such approval.

5.7 Should the Company pay you or your substitute any amounts whatsoever within the scope of this Letter of Release and Indemnification in connection with the aforesaid legal proceeding, and afterwards it becomes apparent that you were not entitled to indemnification from the Company for the amounts in question, these amounts shall be deemed a loan granted to you by the Company, which shall bear interest at the minimum rate determined from time to time under the provisions of any law not making it a taxable benefit for any person receiving such loan, and you shall be required to repay the above amounts to the Company when requested to do so in writing by the Company and according to the payment schedule determined by the Company.

5.8 Should the Company pay you any amount whatsoever by virtue of this Letter of Release and Indemnification and afterwards the liability for which the amount was paid was canceled or the amount thereof was decreased for any reason whatsoever, you shall assign to the Company your entire rights to repayment of the amount from the plaintiff in any proceeding and you shall do your utmost to make this assignment valid so that the Company is able to realize the assignment. After acting in such manner you shall be exempt from repayment of the amount for which the right of repayment was assigned. Should you fail to do so, you shall be required to repay the amount or any part thereof, as the case may be, to the Company, plus linkage differentials, at the rates and for the period according to which you are entitled to repayment of the amount by the plaintiff.

The undertakings of the Company under this Letter of Release and Indemnification shall also remain available to you after termination of your position as Officer of the Company, provided however that the acts for which the indemnification was granted were made during your term in office as Officer of the Company. The undertakings of the Company under this Letter of Release and Indemnification shall also remain available to your estate, heirs and other successors under the provisions of any law.

7. In this Letter of Indemnification:

"Officer" has the same meaning as in the Companies Law, 5759-1999.

"Act" or any other derivative thereof, includes any implied decision and/or omission (or any derivative thereof) and includes your activities prior to the date of this Letter of Indemnification during your term in office as Officer of the Company.

The "Policy" means the directors' and officers' policy liability insurance purchased or to be purchased by the Company, whether in the form of one or more than one policy.

8. The undertakings of the Company under this Letter of Release and Indemnity shall be interpreted broadly and in the manner intended for implementation thereof, as permitted according to the law and for the purpose for which they were intended. In the event of any contradiction between any provision whatsoever in this Letter of Release and Indemnity and any provision of law which cannot be made contingent, amended or added to, the aforesaid provision of law shall prevail, but it shall not prejudice or derogate from the effectiveness of the other provisions of this Letter of Release and Indemnification.

9. This Letter of Release and Indemnification shall not prejudice or derogate from the undertakings of the Company under any Letter of Indemnification given to you, if any, prior to ___________, while the aforesaid undertakings remain legally effective. In the event that you shall be entitled to and receive any amount of indemnification whatsoever under any previous Letter of Indemnification in respect of any incident whatsoever, you shall not be entitled to indemnification for the same amount under this Letter of Release and Indemnification.

10. This Letter of Release and Indemnification shall be subject to the provisions of any law.

11. This Letter of Release and Indemnification shall become effective upon your signature on a copy thereof at the place designated for such purpose and submission of the aforesaid signed copy to the Company.

In witness whereof the Company has caused this Letter of Indemnification to be executed on the day and year first above written:

____

Tefron Ltd.

I hereby certify receipt of this Letter of Release and Indemnification and confirm my consent to the terms thereof, including the provisions of the above section 5.7.

____

Schedule

Classes of Incidents

1. Acts in connection with investments (including investments not implemented) performed by the Company, a subsidiary or affiliate (within the meaning in the Securities Law) in various corporations, either before or after implementation of the investment, including entering into and performance of any transaction, supervision and control of the investment after implementation and any act performed by an Officer in connection therewith as a representative of the investor or as an Officer of the Company or of the investor.

2. An offering of securities (including an offering of a security which is not implemented), inclusive of but not derogating from the generality of the aforesaid, a public offering of securities under a prospectus, a private offering or an offer of securities by any other means whatsoever.

3. A transaction within the meaning in section 1 of the Companies Law, inclusive of obtaining credit, sale or purchase of assets or obligations, including securities, or the grant or receipt of a right in each of the aforesaid, and an act directly or indirectly associated with the aforesaid transaction.

4. Report or notification submitted under the Companies Law or the Securities Law, including regulations promulgated by virtue thereof, or under laws or regulations dealing with similar issues abroad, or under customary rules or guidelines of the Israel Stock Exchange (Boursa) or in a commercial arena in Israel or abroad, all including any failure to file any such report or notification.

5. Acts in connection with the terms of employment of employees, including handling of pension funds, mutual funds, insurance and savings plans, options and other employee benefits of any class whatsoever.

6. Any act causing bodily injury, sickness, death, and damage to property, including loss of use thereof.

7. Any act leading to inadequate insurance arrangements being drawn up.

8. Any restructuring of the Company, reorganization or any resolution in connection with the aforesaid, including but not derogating from the generality of the aforesaid, any merger split, variation of the share capital of the Company, subsidiaries or affiliates, the dissolution or sale thereof, issue of any security whatsoever of the Company, subsidiary or affiliate or performance of any distribution (within the meaning of the Companies Law) or any procurement bid by or in connection with any of the aforesaid.

9. Any expression, statement, including expression of a viewpoint or opinion made in good faith by the Officer in the course of and by virtue his position, including within the course of general meetings or meetings of the Board of Directors of the Company, a subsidiary or affiliate thereof or any committees of the Board of Directors.

10. Civil or criminal actions within the ordinary and regular course of business of the Company, and exceptional transactions of the Company.

11. Actions submitted against an Officer in connection with the dissolution or receivership of the Company, a subsidiary or affiliate.

12. Derivative or class actions in connection with the Company, a subsidiary or affiliate.

13. Actions in connection with merger, split, reorganization etc. proceedings.

14. Acts or decisions in connection with drafting or approval of financial statements, business plans or forecasts in connection with the Company, a subsidiary or affiliate.

15. Actions in connection with documents relating to the matters specified above or in connection with acts or decisions relating to the matters specified above, or in connection with representations and undertakings granted relating to the matters specified above, including representations and any undertaking granted *vis-a-vis* third parties or the Company, a subsidiary or affiliate or *vis-a-vis* any person acting on behalf thereof (including *vis-a-vis* any advisers, such as auditors and attorneys, etc.).

16. Each of the classes of incidents set forth above in connection with the position of the Officer in Another Company, as defined in the Preamble to the above Letter of Indemnification.

In this Schedule:

"Securities Law" means the Securities Law, 5728-1968.

"Companies Law" means the Companies Law, 5759-1999.

"Security" is within the definition in section 1 of the Companies Law.